Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and between

CSX CORPORATION

and

DUBAI PORTS INTERNATIONAL FZ LTD.

for the purchase and sale

of

all of the outstanding capital stock

of

SL SERVICE, INC.

Dated as of December 8, 2004

i

v

STOCK PURCHASE AGREEMENT

     STOCK PURCHASE AGREEMENT dated as of December 8, 2004 by and between CSX CORPORATION, a Virginia corporation (“Seller”), and DUBAI PORTS INTERNATIONAL FZ LTD., a corporation organized under the laws of the Emirate of Dubai, United Arab Emirates (“Purchaser”).

W I T N E S S E T H:

     WHEREAS Seller owns 1,000 shares of common stock, par value $0.01 per share, of SL Service, Inc., a Delaware corporation (the “Company”), constituting all of the issued and outstanding shares of capital stock of the Company (the “Shares”); and

     WHEREAS Seller desires to sell, and Purchaser desires to purchase, the Shares, upon the terms and subject to the conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual terms, conditions and agreements set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, Seller and Purchaser hereby agree as follows:

ARTICLE I
DEFINITIONS

     SECTION 1.1 Certain Defined Terms.

     As used in this Agreement, the following terms shall have the following meanings:

     “Action” shall mean any investigation, action, suit, claim, arbitration, mediation or other proceeding of any kind by or before any Governmental Authority.

     “Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, and, if such specified Person is an individual, any member of the immediate family (including parents, spouse and children) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any Person who is controlled by any such member or trust.

     “Agreement” shall mean this Stock Purchase Agreement (including the Schedules and any Exhibits hereto), as amended, modified or supplemented from time to time.

     “AIF Purchase Agreement” shall mean the Acquisition Agreement, dated as of November 23, 2004, by and among Seller, CSX World Terminals Asia Limited, CSX World Terminals Infrastructure Limited and Dongya Ports Limited.

     “Applicable Rate” shall mean two (2) percent per annum.

     “Business” shall mean (x) the business performed at any facility at which the Company, a Subsidiary or a Joint Venture performs (i) the loading and unloading of containers from motorized marine vessels, (ii) the related storage of containers and (iii) any other ancillary services associated with the operations of a marine container terminal business; and (y) any of the other related consulting, warehousing and logistics-related businesses, and other ancillary businesses of the Company, the Subsidiaries and the Joint Ventures.

     “Business Day” shall mean any day that is not a Friday, a Saturday, a Sunday or any other day on which banks are required or authorized by Law to be closed in the City of New York, New York or the Emirate of Dubai, United Arab Emirates.

     “Cash and Cash Equivalents” shall mean, in respect of any Person, currency and coins, negotiable checks, balances in bank and other similar accounts, treasury bills, commercial paper, money market funds, and other short-term liquid investments calculated in accordance with GAAP; provided, however, that Cash and Cash Equivalents shall not include any negative balances of the Company, any Subsidiary or any Joint Ventures in Seller’s group cash management pool.

     “Closing Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts or development that is materially adverse to (I) (a) the business, financial condition or results of operations of the Company, the Subsidiaries and the Joint Ventures, taken as a whole, or (b) the ability of the Company, the Subsidiaries and the Joint Ventures, taken as a whole, to operate substantially in accordance with their respective business plans (subject to Section 11.2 hereof), in the case of each of (a) and (b), other than any change, effect, event, occurrence, state of facts or development (i) relating to or resulting from economic conditions in general, (ii) relating to or resulting from changes in legal or regulatory conditions, (iii) relating to the international shipping, container or port terminal business in general, (iv) demonstrably resulting from the execution or announcement of this Agreement, (v) resulting from any actions taken by Purchaser or its Affiliates after the date hereof and prior to the Closing Date that relate to the business of the Company, the Subsidiaries or the Joint Ventures or (vi) resulting from actions taken by the Company, the Subsidiaries or the Joint Ventures at the request of Purchaser or (II) Seller’s ability to perform its material obligations under this Agreement.

     “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

     “Company Group” shall mean the Company and the Subsidiaries that would be members of an affiliated group of corporations (as defined in Section 1504(a) of the Code) of which the Company would be the common parent if the Company were owned only by individuals.

     “Confidentiality Agreement” shall mean collectively (i) the Confidentiality Letter Agreement dated September 15, 2004 from Citigroup Global Markets Inc. on behalf of Seller to, and accepted and agreed to by, Purchaser, as amended; (ii) the Supplemental Confidentiality Agreement dated October 18, 2004 from Citigroup Global Markets Inc. on behalf of Seller to, and accepted and agreed to by, Purchaser, as amended; and (iii) Supplemental Confidentiality Agreement #2 dated November 24, 2004 from Citigroup Global Markets Inc. on behalf of Seller to, and accepted and agreed to by, Purchaser, as amended.

     “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise.

     “CSXWT” shall mean CSX World Terminals, LLC, a Delaware limited liability company.

     “Debt” shall mean, as of any date, the sum of (i) the debt of the Company on an unconsolidated basis, (ii) the Company’s Effective Economic Interest in the debt of each Subsidiary and each Joint Venture, with debt calculated in each case in accordance with GAAP as applied on a consistent basis by the relevant entity as all Third Party Debt, (iii) any Intercompany Accounts that are Liabilities of the Company (including any negative balances of the Company in Seller’s group cash management pool), and (iv) the Company’s Effective Economic Interest in any Intercompany Accounts that are Liabilities of any Subsidiary or Joint Venture (including any negative balances of the Subsidiaries and Joint Ventures in Seller’s group cash management pool); provided, however, that the determination of Debt shall disregard any changes in Third Party Debt subsequent to September 24, 2004 (i) resulting from the acquisition or disposition of long term assets within 10% of the amounts set forth in the Written Budget, (ii) resulting from capital expenditures (on an aggregate basis) that are in excess of 110% the capital expenditures set forth in the Written Budget and that are approved by Purchaser, (iii) resulting from capital expenditures (on an aggregate basis) that are below 90% of the capital expenditures set forth in the Written Budget and that are not approved by Purchaser, (iv) resulting from changes in Third Party Debt approved by Purchaser or (v) resulting from Debt relating to the Pusan Newport project to the extent that the proceeds of the Debt are used for expenses related to the project; and provided further that the determination of Debt shall not include any amounts or matters that are the subject of the Payment and Indemnity Agreement, including, without limitation, those set forth in Schedule 1.1A. For purposes of determining whether capital expenditures, as of any date of any month, are in excess of or below the capital expenditures set forth in the Written Budget for such month, it shall be assumed that the capital expenditures set forth in the Written Budget for such month shall be expended in equal amounts over the days of such month unless otherwise demonstrated by Seller to the reasonable satisfaction of Purchaser. Purchaser’s approval to any deviations in capital expenditures from the Written Budget shall not be unreasonably withheld in circumstances in which such deviations are the result of (i) actual cost savings or permanent cost reductions (as opposed to deferrals to subsequent periods), (ii) improved efficiencies, (iii) changes in the scope of the project, (iv) increases in capacity or (v) other similar factors.

     “Debt Target” shall mean $137,461,000, which for illustration purposes was determined by the parties in the manner set forth in Schedule 1.1B.

     “Effective Economic Interest” shall mean the effective economic interest, expressed as a percentage, that a Person (the “Shareholder”) has in the equity of an entity (the “Held Entity”) that is calculated as the aggregate percentage, without duplication, resulting from the summation of the following percentages determined for each separate interest that is held directly or indirectly by the Shareholder in the Held Entity: the product of (i) the direct shareholding percentage that the Shareholder has in each entity (the “Intermediate Entity”) that has a non-zero Effective Economic Interest in the Held Entity and (ii) the Effective Economic Interest that such Intermediate Entity has in the Held Entity; provided, that the Effective Economic Interest that a Person has in an entity in which such Person has a direct shareholding, to the extent of such direct shareholding, shall be such direct shareholding.

     “Employee” shall mean any current employee of the Company or any Subsidiary.

     “Employment Contract” shall mean any written employment, retention, severance, or change-in-control agreement by and between either of the Company or any Subsidiary and any Employee with respect to which the Company or any Subsidiary has any liability.

     “Encumbrance” shall mean any security interest, pledge, mortgage, lien, charge, claim, option to purchase or lease, easement or other encumbrance of any kind.

     “Environmental Law” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (i) the protection, investigation or restoration of the environment, health, safety, or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

     “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     “GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.

     “Governmental Authority” shall mean any United States federal, state or local or any foreign or multinational (including the European Union) judicial, legislative,

regulatory or administrative authority, agency, bureau, department or commission or similar body or instrumentality thereof.

     “Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award issued or entered by or with any Governmental Authority.

     “Hazardous Substance” means any substance that is listed or defined as a hazardous substance, hazardous constituent or solid waste pursuant to any applicable Environmental Law;

     “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

     “Indebtedness” shall mean, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services, (c) all other indebtedness of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (e) all obligations, contingent or otherwise, of such Person in respect of acceptances, letters of credit or similar extensions of credit, and (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed directly or indirectly in any manner by such Person.

     “Intellectual Property Contracts” means all agreements granting the Company or any Subsidiary rights to use the Proprietary Rights of any third party, non-assertion agreements relating to Proprietary Rights, settlement agreements relating to Proprietary Rights, agreements granting rights to use Scheduled Intellectual Property (as defined in Section 3.15(a)), trademark coexistence agreements and trademark consent agreements.

     “IT Assets” shall mean the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and associated documentation of the Company or any Subsidiary.

     “Joint Venture” shall mean any and all corporations, partnerships, limited liability companies and other entities, other than Subsidiaries, with respect to which the Company owns, directly or indirectly, an equity interest.

     “Knowledge” shall mean (i) with respect to Purchaser, the actual knowledge (without independent inquiry) of the executive officers of Purchaser, and (ii) with respect to Seller, the actual knowledge (without independent inquiry) of the individuals listed on Schedule I.

     “Law” shall mean any United States federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

     “Liabilities” shall mean any and all Indebtedness or other financial liabilities, commitments and obligations of any kind, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, whenever or however arising (including whether arising out of any contract or tort) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

     “Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts or development that is materially adverse to (I) (a) the business, financial condition or results of operations of the Company, the Subsidiaries and the Joint Ventures, individually or taken as a whole, or (b) the ability of the Company, the Subsidiaries and the Joint Ventures, individually or taken as a whole, to operate substantially in accordance with their respective business plans (subject to Section 11.2 hereof), in the case of each of (a) and (b), other than any change, effect, event, occurrence, state of facts or development (i) relating to or resulting from economic conditions in general, (ii) relating to or resulting from changes in legal or regulatory conditions, (iii) relating to the international shipping, container or port terminal business in general, (iv) demonstrably resulting from the execution or announcement of this Agreement, (v) resulting from any actions taken by Purchaser or its Affiliates after the date hereof and prior to the Closing Date that relate to the business of the Company, the Subsidiaries or the Joint Ventures or (vi) resulting from actions taken by the Company, the Subsidiaries or the Joint Ventures at the request of Purchaser or (II) Seller’s ability to perform its material obligations under this Agreement.

     “Operating Entity” shall mean the following Joint Ventures: Asia Container Terminals Limited, ATL Logistics Centre Hong Kong Limited, ATL Logistics Centre Yantian Limited, CSX Orient (Tianjin) Container Terminals Co., Ltd., ATL Logistics Centre Yantian (Shenzehen) Co. Limited, CSX World Terminals Yan Tai Company Ltd., Zona Franca Multimodal Caucedo, S.A., Caucedo Services, Inc., Pusan Newport Co., Limited and CSXWT Boulton Puerto Cabello, C.A., CSX World Terminals Hong Kong Ltd., Shanghai Ji Fa Logistics Co. Ltd., Shanghai Pudong Ji Fa Logistics Co. Ltd., CSX World Terminals Adelaide Pty. Ltd., CSX World Crane Services (Shanghai) Limited, CSX World Terminals Germersheim (Trml) GmbH & Co. KG, and CSX World Terminals Germersheim GmbH.

     “Operating Joint Venture” shall mean the following Joint Ventures: Asia Container Terminals Limited, ATL Logistics Centre Hong Kong Limited, ATL Logistics Centre Yantian Limited, CSX Orient (Tianjin) Container Terminals Co., Ltd., ATL Logistics Centre Yantian (Shenzehen) Co. Limited, CSX World Terminals Yan Tai Company Ltd., Zona Franca Multimodal Caucedo, S.A., Caucedo Services, Inc., Pusan Newport Co., Limited and CSXWT Boulton Puerto Cabello, C.A.

     “Payment and Indemnity Agreement” shall mean the Payment and Indemnity Agreement, dated as of December 26, 2003, by and among Seller, the Company and CSX Residual Company, as may be amended and restated from time to time.

     “Permits” shall mean all licenses, permits, authorizations or registrations granted or issued by any Governmental Authority.

     “Permitted Encumbrances” shall mean: (i) liens for Taxes, assessments and governmental charges or levies not yet due and payable, or contested in good faith by appropriate action, (ii) Encumbrances imposed by Law, (iii) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (iv) minor survey exceptions, reciprocal easement agreements and other customary Encumbrances on title to real property, (v) as to any Company Leased Property, any Encumbrance affecting the interest of the lessor thereof, (vi) mechanics’, carriers’, workers’, repairers’ purchase money security interests and other similar liens and (vii) other Encumbrances or imperfections on assets that are not material in amount or do not materially impair the existing use of the property by such lien or imperfection.

     “Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company, Governmental Authority or other entity.

     “Post-Closing Tax Period” shall mean any taxable period ending after the Closing Date (in the case of a Straddle Period including only the portion of such taxable period beginning on the day after the Closing Date).

     “Pre-Closing Tax Period” shall mean any taxable period beginning on or before the Closing Date (in the case of a Straddle Period including only the portion of such taxable period ending on and including the Closing Date).

     “Proprietary Rights” shall mean (i) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (ii) trademarks (whether registered or unregistered), trade names, fictitious business names, service marks (whether registered or unregistered), service mark applications, domain names, and all other indicia of origin, all applications and registrations for any of the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (iii) published and unpublished works of authorship whether copyrightable or not (including without limitation databases and other compilations of information), maskworks, copyrights therein and thereto and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (iv) confidential information, trade secrets, know-how, including customer lists, franchises, systems, computer software, computer programs, designs, blueprints, engineering drawings, proprietary products, and technologies; and (v) all other intellectual property or proprietary right or similar intangible asset.

     “Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     “Seller’s Bank Account” shall mean a bank account to be designated by Seller in a written notice to Purchaser at least two Business Days prior to Closing.

     “Seller Group” means, with respect to United States federal income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Seller is a member and, with respect to other Taxes, any consolidated, combined or unitary group of which Seller or any of its Affiliates is a member.

     “Straddle Period” shall mean any taxable period that begins on or before and ends after the Closing Date.

     “Subpart F Income” shall have the meaning provided in Section 952 of the Code.

     “Subsidiary” shall mean any and all corporations, partnerships, limited liability companies and other entities with respect to which the Company owns, directly or indirectly, greater than 50% of the economic or voting interest in such entity, and any and all Operating Joint Ventures.

     “Tax” shall mean (a) all forms of taxation or duties imposed, or required to be collected or withheld by any Governmental Authority, together with any related interest, penalties or other additional amounts, (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of any of the Company, the Subsidiaries or the Joint Ventures being a member of an affiliated, consolidated, combined or unitary group or leaving such group and (c) any liability for the payment of any amounts of the type described in (a) or (b) as a result of any express or implied obligation to indemnify any other Person.

     “Tax Return” shall mean any return, filing, report, questionnaire, claim for refund, information statement or other document relating to Taxes required to be filed, including any amendments that may be filed, for any taxable period with any Taxing Authority (whether or not a payment is required to be made with respect to such filing).

     “Taxing Authority” shall mean any Governmental Authority exercising any authority to impose, regulate or administer the imposition of Taxes.

     “Third Party Debt” shall mean, with respect to any Person, (i) all outstanding third party indebtedness of such Person for borrowed money, (ii) all outstanding third party obligations of such Person for the deferred purchase price of property or services, (iii) all other outstanding third party indebtedness of such Person evidenced by notes, bonds, debentures or other similar instruments, and (iv) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, applied on a basis consistent with past practice, of such Person, recorded as capital leases; for purposes hereof, “third party” shall not include any shareholder of the applicable Person.

     “Treasury Regulations” shall mean the final and temporary regulations promulgated from time to time under the Code as in effect for the relevant period.

     “Working Capital” shall mean, as of any date, the sum of (i) the working capital of the Company on an unconsolidated basis and (ii) the Company’s Effective Economic Interest in the working capital of each Subsidiary and each Joint Venture, with working capital calculated in each case, in accordance with GAAP as applied on a consistent basis by the relevant entity, by subtracting (i) current liabilities (which shall exclude short-term debt and current portions of long-term debt but shall include current Tax Liabilities) from (ii) current assets (which shall include current Tax assets); provided, however, that the determination of “Working Capital” shall not include (i) any Cash and Cash Equivalents held by the Company, or any Subsidiary or Joint Venture that is not an Operating Entity in excess of an aggregate of $500,000, (ii) any insurance proceeds or (iii) any amounts or matters that are the subject of the Payment and Indemnity Agreement, including, without limitation, those set forth in Schedule 1.1C; provided further, that current Tax assets shall include items representing or substantially equivalent to positive account balances with Taxing Authorities such as estimated tax payments, prepaid taxes and tax overpayments, but shall not include mere tax attributes such as loss or tax credit carryforwards.

     “Working Capital Target” shall mean $64,836,745, which for illustration purposes was determined by the parties in the manner set forth in Schedule 1.1D.

     “Written Budget” shall mean the budget for the Company, the Subsidiaries and the Joint Ventures as set forth in Schedule 1.1E.

     Section 1.2  Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Accounts Receivable	3.20
Assigned Purchaser	12.1
Audited Entities	3.7	(b)
Balance Sheet	3.7
Balance Sheet Date	3.7
CSXWT Balance Sheet	3.7
Closing	2.4
Closing Date	2.4
Closing Date Computations	2.3	(a)
Closing Date Debt Computation	2.3	(a)
Closing Date Debt Estimate Amount	2.2
Closing Date Working Capital Computation	2.3	(a)
Closing Date Working Capital Estimate Amount	2.2
Company	Recitals
Company Balance Sheet	3.7
Company Leased Property	3.14	(a)
Company Leases	3.14
Company / Subsidiary Group	3.13	(b)
Company / Subsidiary Group Plans	3.13	(b)
Continuing Employee(s)	6.1	(a)

Term	Section
Dispute Notice	2.3	(d)
DOJ	5.3	(a)
Dongya Interest	5.17
Employee Benefit Plan	3.13	(b)
ERISA Affiliate	3.13	(f)
ERISA Plan	3.13	(d)
Finance Companies	5.15
Financial Statements	3.7
FTC	5.3	(a)
Indemnifiable Cost	9.5	(e)
Indemnified Party	9.2	(c)
Indemnifying Party	9.2	(c)
Intercompany Accounts	5.7	(a)
IRS	3.13	(c)
Loss	9.2	(a)
Marks	5.6	(b)
Multiemployer Plans	3.13	(b)
Newco	5.17
Newco Certificate	5.17
Newco Shares	5.17
Non-US Benefit Plan	3.13	(b)
PBGC	3.13	(f)
Pension Plan	3.13	(d)
Property Taxes	7.10
Purchase Price	2.1	(b)
Purchased Business	5.3	(a)
Purchaser Business	5.3	(a)
Purchaser	Preamble
Purchaser’s Accounting Expert	2.3	(b)
Records	5.9	(b)
Reduced Tax Benefit	9.5	(e)
Response	2.3	(d)(i)
Scheduled Intellectual Property	3.15	(c)
Seconded Employees	5.10
Seller	Preamble
Seller Plans	3.13	(b)
Seller’s Accounting Expert	2.3	(a)
Services	5.10
Shares	Recitals
Straddle Period Tax Return	7.1	(b)
Tax Benefit	9.5	(e)
Tax Controversy	9.3	(d)
Third Party Claims	9.2	(c)
Transition Services Agreement	5.10
waiving party	8.3

     SECTION 1.3 Other Definitional and Interpretative Provisions.

     (a) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; and Section, Exhibit and Schedule references are to this Agreement unless otherwise specified.

     (b) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

     (c) Any matter set forth in any provision, subprovision, section or subsection of any Schedule shall be deemed set forth for all purposes of the Schedules. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

     (d) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

     (e) Unless otherwise specified or qualified, “$” shall mean US$ or U.S. dollar, the legal currency of the United States of America.

ARTICLE II

PURCHASE AND SALE

     SECTION 2.1 Purchase and Sale.

     (a) Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, the Shares.

     (b) The aggregate purchase price (the “Purchase Price”) for the Shares and the Newco Shares contemplated by Section 5.17 shall equal the sum of (i) $1,150,000,000 plus (ii) either (A) the positive difference between the Closing Date Working Capital Estimate Amount minus the Working Capital Target or (B) the negative difference between the Closing Date Working Capital Estimate Amount minus the Working Capital Target minus (iii) either (A) the positive difference between the Closing Date Debt Estimate Amount minus Debt Target or (B) the negative difference between Closing Date Debt Estimate Amount minus the Debt Target. The Purchase Price shall be payable as set forth in Section 2.5.

     SECTION 2.2 Closing Date Debt and Working Capital.

     At least five (5) Business Days prior to the Closing Date, Seller shall prepare and furnish to Purchaser its good faith best estimate (including the work papers used to prepare such estimate) of the Working Capital and the Debt, including respective components thereof, as of the Closing Date (the “Closing Date Working Capital Estimate Amount” and the “Closing Date Debt Estimate Amount” respectively), which report shall be certified by a senior financial officer of Seller.

     SECTION 2.3 Post-Closing Adjustments.

     (a) As soon as practicable, but in no event later than ninety (90) days after the Closing Date, Seller shall prepare and cause PricewaterhouseCoopers LLP (or such other internationally recognized accounting firm as Seller may designate) (the “Seller’s Accounting Expert”), to compute the Working Capital and Debt as of the Closing Date (the “Closing Date Working Capital Computation”, the “Closing Date Debt Computation,” respectively, and together, the “Closing Date Computations”), in each case computed in accordance with GAAP (applied consistently with the application thereof in connection with the preparation of the financial statements of such entity for the period ended September 24, 2004). Upon reasonable notice to Purchaser, Purchaser shall (i) provide Seller’s Accounting Expert full access at all reasonable times to the Company’s and each Subsidiary’s books, records, premises and facilities and other materials, (ii) use its commercially reasonable efforts to provide Seller’s Accounting Expert full access at all reasonable times to each Joint Venture’s books, records, premises and facilities and other materials, and (iii) furnish Seller’s Accounting Expert with such information and assistance as it shall reasonably need or request to calculate the Closing Date Computations in accordance with this Section 2.3(a).

     (b) Subject to Schedule 2.3(b), Seller shall deliver to the Hong Kong affiliate of Deloitte Touche Tohmatsu (or such other internationally recognized accounting firm as Purchaser may designate) (the “Purchaser’s Accounting Expert”) a copy of the Closing Date Computations within five (5) Business Days after the receipt thereof from Seller’s Accounting Expert. Purchaser shall cause Purchaser’s Accounting Expert to review the determination of the Closing Date Computations. Seller agrees that, in connection with the review by Purchaser’s Accounting Expert of the determination of the Closing Date Computations, upon reasonable notice, it shall provide Purchaser’s Accounting Expert with reasonable access to the working papers provided by it to Seller’s Accounting Expert and the working papers of Seller’s Accounting Expert, in each case, used in the preparation of the Closing Date Computations. Purchaser’s Accounting Expert shall prepare and deliver to Purchaser a report in writing within twenty (20) Business Days after receipt of the Closing Date Computations, stating that in its opinion either:

          (i) the Closing Date Computations have been calculated in accordance with Section 2.3(a) above and no further adjustments to the Closing Date Computations need be made; or

          (ii) the Closing Date Computations need to be adjusted to comply with Section 2.3(a) above, in which case Purchaser’s Accounting Expert shall set out in writing the adjustments needed to be made to the Closing Date Computations to make it so conform.

     (c) Purchaser shall deliver to Seller the report of Purchaser’s Accounting Expert within five (5) Business Days after the receipt thereof. If the Closing Date Computations are confirmed by Purchaser’s Accounting Expert pursuant to Section 2.3(b)(i) of this Agreement, then the Closing Date Computations shall be deemed final and the Working Capital and the Debt set forth therein shall be the final Closing Date Working Capital Computation and the final Closing Date Debt Computation, respectively, for all purposes herein. If the Closing Date Computations as adjusted by Purchaser’s Accounting Expert are not disputed by Seller, the Closing Date Computations shall be deemed to be final and the Working Capital and the Debt set forth therein shall be the final Closing Date Working Capital Computation and the final Closing Date Debt Computation, respectively, for all purposes herein. If Closing Date Computations as adjusted by Purchaser’s Accounting Expert are disputed by Seller, Seller shall give notice thereof as set forth in, and such dispute shall be resolved pursuant to, subsection (d) of this Section 2.3.

     (d) If there is any difference of opinion or dispute between Seller and Purchaser regarding the Closing Date Computations as adjusted by Purchaser’s Accounting Expert, Seller may give a one-time notice (the “Dispute Notice”) to Purchaser within ten (10) Business Days after delivery of the report of Purchaser’s Accounting Expert on the Closing Date Computations setting out (i) the details of each of the matters in dispute; (ii) a separate dollar value for each of those matters; and (iii) full details of the reasons why each of those matters is disputed. Such difference of opinion or dispute between Seller and Purchaser shall be resolved as set forth below:

          (i) Within ten (10) Business Days of Seller having delivered a Dispute Notice to Purchaser, Purchaser must deliver to Seller a response in writing on the disputed matters (the “Response”). If Purchaser does not deliver a Response within that time, the Closing Date Computations shall be deemed to be amended as required by Seller and the Working Capital and the Debt set forth therein shall be the final Closing Date Working Capital Computation and the final Closing Date Debt Computation, respectively, for all purposes herein.

          (ii) If the dispute is not resolved within ten (10) Business Days of the delivery of the Response to Seller, then Seller and Purchaser shall promptly refer the dispute to the Chief Executive Officer (or his or her appointed nominees) of each of Seller and Purchaser.

          (iii) If the Chief Executive Officers (or their respective appointed nominees) have not resolved the dispute within ten (10) Business Days of it being referred to them, the dispute shall promptly be submitted for determination to an Expert who will determine the matter or matters in dispute.

          (iv) The Expert shall be KPMG LLP, the U.S. member firm of KPMG International, or such other internationally recognized accounting firm as selected by mutual agreement of Seller and Purchaser.

          (v) Within ten (10) Business Days after submission of the dispute to the Expert, Seller and Purchaser shall provide the following information to the Expert:

               (A) the Closing Date Computations as determined by Seller’s Accounting Expert and Purchaser’s Accounting Expert;

               (B) the reports issued by Seller’s Accounting Expert and Purchaser’s Accounting Expert under Sections 2.3(a) and 2.3(b) (together with any working papers);

               (C) the Dispute Notice;

               (D) the Response; and

               (E) an extract of the relevant provisions of this Agreement.

          (vi) The Expert shall resolve finally the matters of disagreement and finish its determination and provide it to Seller and Purchaser no later than twenty (20) Business Days after receipt of the submissions (or such other period agreed by the parties having regard to the matters in dispute).

          (vii) The parties shall promptly supply the Expert with any information, assistance and co-operation requested in writing by the Expert in connection with its determination. All correspondence between the Expert and any party must be copied to the other party.

          (viii) The Expert must comply with terms of this Section 2.3.

          (ix) The terms of appointment of the Expert may include such procedures as Seller and Purchaser may agree for the conduct of the proceedings. In the absence of such agreement, the Expert will decide the procedures to be followed to resolve the matters of disagreement.

          (x) The Expert must act as an expert and not as an arbitrator. The Expert’s written determination shall be final and binding on the parties in the absence of manifest error and the Closing Date Computations shall be deemed to be amended accordingly and the Working Capital and the Debt set forth therein shall be the final Closing Date Working Capital Computation and the final Closing Date Debt Computation, respectively, for all purposes herein.

          (xi) The cost of a determination by the Expert shall be borne by Seller and Purchaser in such manner as the Expert determines (having regard to the merits of the dispute).

     (e) The fees of Seller’s Accounting Expert shall be paid by Seller and the fees of Purchaser’s Accounting Expert shall be paid by Purchaser.

     (f) Within five (5) Business Days of the final determination of the Closing Date Computations, (i) to the extent that the Closing Date Working Capital Computation is less than the Closing Date Working Capital Estimate Amount, Seller shall pay to Purchaser the amount of such deficiency in Working Capital, together with interest thereon equal to the Applicable Rate calculated on the basis of a 365-day year and the actual number of days elapsed from the Closing Date until the date of payment, (ii) to the extent that the Closing Date Working Capital Computation is greater than the Closing Date Working Capital Estimate Amount, Purchaser shall pay to Seller the amount of such excess in Working Capital, together with interest thereon equal to the Applicable Rate calculated on the basis of a 365-day year and the actual number of days elapsed from the Closing Date until the date of payment, (iii) to the extent that the Closing Date Debt is greater than the Closing Date Debt Estimate Amount, Seller shall pay to Purchaser the amount of such excess in Debt, together with interest thereon equal to the Applicable Rate calculated on the basis of a 365-day year and the actual number of days elapsed from the Closing Date until the date of payment, and (iv) to the extent that the Closing Date Debt is less than the Closing Date Debt Estimate Amount, Purchaser shall pay to Seller the amount of such difference in Debt, together with interest thereon equal to the Applicable Rate calculated on the basis of a 365-day year and the actual number of days elapsed from the Closing Date until the date of payment. Any payment to be made pursuant to this Section 2.3(f) shall be in U.S. dollars and be made by wire transfer or other immediately available funds as directed by the party receiving such payment.

     SECTION 2.4 Closing.

     Upon the terms and subject to the conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Arnold & Porter LLP, 399 Park Avenue, New York, New York at 10:00 a.m., New York City time, on the second Business Day following the satisfaction or waiver of all conditions to the obligations of the parties set forth in Article VIII (except for those conditions and obligations which by their nature are intended to be satisfied as part of the Closing), or at such other place or at such other time or on such other date as Seller and Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

     SECTION 2.5 Closing Deliveries by Seller. At the Closing, Seller shall deliver to Purchaser:

     (a) stock certificates evidencing the Shares and the Newco Shares endorsed in blank or with stock powers duly endorsed in blank;

     (b) a receipt for the Purchase Price;

     (c) the certificate required to be delivered pursuant to Section 8.2(a);

     (d) the certificate required to be delivered pursuant to Section 7.6; and

     (e) the certificate required to be delivered pursuant to Section 5.17.

     SECTION 2.6 Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Seller:

     (a) the Purchase Price by wire transfer in immediately available funds to Seller’s Bank Account;

     (b) a receipt for the Shares and the Newco Shares; and

     (c) the certificate required to be delivered pursuant to Section 8.1(a).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

     Except as set forth in the Disclosure Schedules delivered by Seller to Purchaser on the date hereof, Seller hereby represents and warrants to Purchaser as follows:

     SECTION 3.1 Organization. Seller is duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Virginia. The Company, each Subsidiary and, to Seller’s Knowledge, each Joint Venture is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation, which jurisdiction is set forth on Schedule 3.1, and has the entity power to own its properties and to carry on its business as it is now being conducted and is duly qualified to do business as a foreign entity in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified would not be reasonably likely to have a Material Adverse Effect. Complete and correct copies of the Certificate of Incorporation and By-laws (or comparable constitutive documents) of the Company and each Subsidiary have been made available to Purchaser.

     SECTION 3.2 Authority; Enforceability. Seller has the corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by Seller of this Agreement and the performance by Seller of its obligations hereunder have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and general equitable principles.

     SECTION 3.3 Non-Contravention. The execution, delivery and performance by Seller of this Agreement do not and will not (a) violate, conflict with or result in the breach of any provision of the Certificate of Incorporation or By-laws (or comparable constitutive documents) of Seller or the Company, (b) conflict with or violate any material Law or Governmental Order applicable to Seller, the Company or any

Subsidiary or any of their respective assets or properties or, to Seller’s Knowledge, any Joint Venture or any of their respective assets or properties or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment or acceleration of, or result in the creation of any Encumbrance on any of the material assets or properties of Seller, the Company, any Subsidiary or, to Seller’s Knowledge, any Joint Venture, pursuant to any material note, bond, mortgage or indenture, contract, agreement or lease to which Seller, the Company, any Subsidiary or, to Seller’s Knowledge, any Joint Venture is a party or by which any of such assets or properties is bound or affected.

     SECTION 3.4 Governmental Consents. The execution, delivery and performance by Seller of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority, except for (i) the filing of a notification and report form under the HSR Act and any other similar premerger notification that may be required by any Governmental Authority, (ii) filings that may be required under the Exchange Act, (iii) those that may be required as a result of the nature of the business or ownership of Purchaser, (iv) those set forth on Schedule 3.4 and (v) those the absence of which would not be reasonably likely to have a Material Adverse Effect.

     SECTION 3.5 Capital Stock and Shares of the Company.

     (a) The entire authorized capital stock of the Company consists of 1,000 shares of common stock, par value $0.01 per share, of which all 1,000 shares are issued and outstanding. All of such issued and outstanding shares have been validly issued, are fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights, and are owned by Seller free and clear of any Encumbrances. Except as contemplated by this Agreement, there are no other outstanding shares, options, warrants, calls or any other agreements relating to dividend rights or to the sale, issuance or voting of, or the granting of rights to acquire, any shares of the capital stock of the Company, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock of the Company.

     (b) Upon consummation of the transactions contemplated by this Agreement, Purchaser will be the owner of the Shares, free and clear of all Encumbrances, except Encumbrances arising as a result of any action taken by Purchaser or any of its Affiliates.

     SECTION 3.6 Subsidiaries and Joint Ventures. Schedule 3.6 sets forth each Subsidiary and Joint Venture, respectively, along with the corresponding number of authorized, issued and outstanding shares or other ownership interests of each Subsidiary and each Joint Venture, and the identity of each holder, to Seller’s Knowledge, of such outstanding shares or ownership interests and the number of such shares or other ownership interests directly or indirectly owned by such holder, which information is subject to change in the future solely as a result of consummation of the transactions contemplated by Section 5.16 or Section 5.17. All the shares of capital stock, ordinary shares, partnership interests, membership interests or other equity interests, as applicable, of each Subsidiary and each Joint Venture owned directly or indirectly by the Company are validly issued, fully paid and nonassessable, and are owned of record by the Company, a Subsidiary or a Joint Venture free and clear of any Encumbrances. There are no material outstanding options, warrants, calls, rights or commitments or any other agreements of any character relating to dividend rights or to the sale, allotment, issuance or voting of, or the granting of rights to acquire, any shares of the capital stock, share capital, partnership interests, membership interests or other equity interests, as applicable, of any Subsidiary or, any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock, share capital, partnership interests, membership interests or other equity interests, as applicable, of any Subsidiary. Except as set forth in the sentence and table immediately following the table immediately below, as of the date hereof and as of the Closing Date, the Company’s Effective Economic Interest in the Persons set forth below are set forth opposite to the name of such Persons:

Name of Person	Effective Economic Interest
CSX World Terminals Hong Kong Ltd.	56.7%
Asia Container Terminals Ltd.	16.7%
Asia Container Terminals Holdings Ltd.	16.7%
ATL Logistics Centre Hong Kong Limited	28.3%
ATL Logistics Centre Yantian Ltd.	46.0%
ATL Logistics Centre Yantian (Shenzhen) Ltd.	46.0%
CSX Orient (Tianjin) Container Terminals Co. Ltd.	24.5%
CSX World Terminals Yan Tai Company Limited	50.0%
Shanghai JiFa Logistics Co. Ltd.	22.0%
Pusan Newport Co. Ltd.	25.0%
Caucedo Investments, Inc.	35.0%
Caucedo Services, Inc.	35.0%
Caucedo Logistics Center, Inc.	35.0%
Zona Franca Multimodal Caucedo, S.A.	35.0%
CSXWT Boulton Puerto Cabello, C.A.	50.0%
CSX World Terminals Adelaide Pty. Ltd.	85.5%

As of the Closing Date, the Company’s Effective Economic Interest (combined with that of Newco after consummation of the transactions contemplated by Section 5.17) in the following Persons set forth below shall be as set forth opposite to the name of such Persons:

Closing Date Effective
Name of Person	Economic Interest
CSX World Terminals Hong Kong Ltd.	66.7%
Asia Container Terminals Ltd.	19.7%
Asia Container Terminals Holdings Limited	19.7%
ATL Logistics Centre Hong Kong Limited	33.3%
ATL Logistics Centre Yantian Ltd.	48.5%
ATL Logistics Centre Yantian (Shenzhen) Ltd.	48.5%

          SECTION 3.7 Financial Information.

          (a) Schedule 3.7 contains copies of the following (collectively, the “Financial Statements”):

               (i) the historical unaudited consolidated interim balance sheet of the Company as of September 24, 2004 (the “Company Balance Sheet”), and the historical unaudited consolidated statement of operations and comprehensive income and the statement of cash flows for the nine-month period ended September 24, 2004;

               (ii) the historical audited consolidated balance sheets of the Company as of December 26, 2003 (the “Balance Sheet Date”), the historical audited consolidated statement of operations and comprehensive income and the historical audited consolidated statement of cash flows of the Company for the year ended December 26, 2003;

               (iii) the historical unaudited consolidated interim balance sheet of CSXWT as of September 24, 2004 (the “CSXWT Balance Sheet, “ and each of the CSXWT Balance Sheet and the Company Balance Sheet, a “Balance Sheet”), and the historical unaudited consolidated statement of operating income and the historical unaudited consolidated statement of cash flows of CSXWT for the nine-month period ended September 24, 2004;

               (iv) the historical audited consolidated balance sheets of CSXWT as of each of December 26, 2003, December 27, 2002 and December 28, 2001, and the historical audited consolidated statements of operating income and historical audited consolidated statements of cash flows of CSXWT for each of the years ended on December 26, 2003, December 27, 2002 and December 28, 2001;

               (v) the historical unaudited interim balance sheet of Asia Container Terminals Limited as of the end of the September 2004 accounting month, its historical unaudited statement of operating income for the nine-month accounting period ended in September, 2004, and its historical audited balance sheets as of each of December 31, 2003 and December 31, 2002, and its historical audited statements of operating income for each of the years ended on December 31, 2003 and December 31, 2002;

               (vi) the historical unaudited interim balance sheet of CSX Orient (Tianjin) Container Terminals Co. Ltd. as of the end of the September, 2004 accounting month, its historical unaudited statement of operating income for the nine-month accounting period ended in September, 2004, and its historical audited balance sheets as of each of December 31, 2003, December 31, 2002 and December 31, 2001, and

its historical audited statements of operating income and historical audited statements of cash flows for each of the years ended on December 31, 2003, December 31, 2002 and December 31, 2001;

               (vii) the historical unaudited interim balance sheet of Pusan Newport Co., Ltd. as of the end of the September 2004 accounting month, its historical unaudited statement of operating income and historical unaudited statement of cash flows for the nine-month accounting period ended in September, 2004, and its historical audited consolidated balance sheets as of each of December 31, 2003 and December 31, 2002, and its historical audited statements of operating income and historical audited statements of cash flows for each of the years ended on December 31, 2003 and December 31, 2002;

               (viii) the historical unaudited interim balances sheet of CSX World Terminals Germersheim GmbH & Co. KG as of the end of the September 2004 accounting month, its historical unaudited consolidated statement of operating income and historical unaudited consolidated statement of cash flows for the nine-month accounting period ended in September, 2004 and its historical audited balance sheets as of each of December 31, 2003, December 31, 2002 and December 31, 2001, and its historical audited statements of operating income for each of the years ended on December 31, 2003, December 31, 2002 and December 31, 2001;

               (ix) the historical unaudited combined interim balance sheet of the Caucedo Terminal (Caucedo Investments, Inc., Caucedo Services, Inc. and Zona Franca Multimodal Caucedo, S.A.) as of the end of the September 2004 accounting month, its historical unaudited combined statement of operating income and historical unaudited combined statement of cash flows for the nine-month accounting period ended in September, 2004, and its historical audited combined balance sheets as of each of December 21, 2003 and December 22, 2002, and its historical audited combined statements of operating income and historical audited combined statements of cash flows for each of the years ended on December 21, 2003 and December 22, 2002;

               (x) the historical unaudited interim balance sheet of the CSXWT Boulton Puerto Cabello, C.A. as of the end of the September 2004 accounting month, its historical unaudited statement of operating income and historical unaudited statement of cash flows for the nine-month accounting period ended in September, 2004, and its historical audited balance sheets as of each of December 31, 2003 and December 31, 2002, and its historical audited statements of operating income and historical audited statements of cash flows for each of the years ended on December 31, 2003 and December 31, 2002;

               (xi) the historical unaudited interim balance sheet of the CSX World Terminals Adelaide Pty. Ltd. as of the end of the September 2004 accounting month, its historical unaudited statement of operating income and historical unaudited statement of cash flows for the nine-month accounting period ended in September, 2004, and its historical audited balance sheets as of each of December 21, 2003 and December 22, 2002, and its historical audited statements of operating income and historical audited statements of cash flows for each of the years ended on December 21, 2003 and December 22, 2002;

               (xii) the historical unaudited interim balance sheet of the ATL Logistics Centre Hong Kong Limited as of the end of the end of the September 2004 accounting month, its historical unaudited statement of operating income and historical unaudited statement of cash flows for the nine-month period ended in September, 2004, and its historical audited balance sheets as of each of December 31, 2003, December 31, 2002 and December 31, 2001, and its historical audited statements of operating income and historical audited statements of cash flows for each of the years ended on December 31, 2003, December 31, 2002 and December 31, 2001;

               (xiii) the historical unaudited interim balance sheet of the ATL Logistics Centre Yantian Ltd. as of the end of the September 2004 accounting period, its historical unaudited statement of operating income and historical unaudited statement of cash flows for the nine-month accounting period ended in September 2004, and its historical audited balance sheets as of each of December 31, 2003, December 31, 2002 and December 31, 2001, and its historical audited statements of operating income and historical audited statements of cash flows for each of the years ended on December 31, 2003, December 31, 2002 and December 31, 2001; and

               (xiv) the historical audited consolidated balance sheet of CSX World Terminals Infrastructure Ltd. as of each of December 31, 2003 and December 31, 2002, and its historical audited consolidated statements of operating income and historical audited consolidated statements of cash flows for each of the years ended on December 31, 2003 and December 31, 2002.

          (b) The Financial Statements (x) present fairly in all material respects the consolidated financial condition and results of operations of each of the Company, CSXWT and each of the entities listed in Section 3.7(a)(v) through (xiv) above (the “Audited Entities”), as of the dates thereof or for the periods covered thereby and (y) have been prepared in accordance with GAAP or the other relevant accounting standards of such Audited Entity (except for the omission from unaudited Financial Statements of footnotes required in accordance with GAAP or such relevant accounting standards and subject to normal year-end adjustments) and the Company’s, CSXWT’s and each Audited Entity’s accounting policies and procedures, as applicable and in each case, applied on a consistent basis.

          (c) The Financial Statements have been compiled from the books and records of the Company, CSXWT and the Audited Entities, as applicable. The books and records of the Company, CSXWT and the Audited Entities are true, complete and correct in all material respects and have been maintained in accordance with applicable Law in all material respects.

          (d) Each of the Company, CSXWT and the Audited Entities have devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of annual financial statements in accordance with GAAP or the other relevant accounting standards of such Audited Entity.

          SECTION 3.8 No Undisclosed Liabilities. The Company and the Subsidiaries do not have any Liabilities except (i) as disclosed, reflected or reserved against in either the consolidated balance sheet or the notes thereto or the balance sheet of a Subsidiary or the respective notes thereto set forth in Schedule 3.7, in each case as of the end of the accounting period ending in December 2003, (ii) for Liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (iii) contingent liabilities disclosed in this Agreement (or the Disclosure Schedules) or obligations arising out of future performance under contracts disclosed pursuant to Section 3.10 or not required to be disclosed pursuant to Section 3.10, or (iv) which Seller agrees are subject to the Payment and Indemnity Agreement.

          SECTION 3.9 Absence of Certain Changes or Events. Since the Balance Sheet Date, there has not been any change in the business, financial condition or results of operations of the Company and the Subsidiaries, taken as a whole, other than any change that would not reasonably be likely to have a Material Adverse Effect. Except as expressly contemplated by this Agreement, since the Balance Sheet Date, the Company and each of the Subsidiaries has conducted its respective businesses in all material respects in the ordinary course and consistent with past practice and have maintained commercially reasonable levels of working capital.

          SECTION 3.10 Contracts.

          (a) As of the date of this Agreement, except for this Agreement and any other agreement contemplated to be entered into in connection with this Agreement, neither the Company nor any Subsidiary is a party to or bound by any:

               (i) material contract containing covenants limiting the freedom of either of the Company or any Subsidiary to engage in any line of business in any geographic area or to compete with any Person that materially limits the conduct of the business of the Company and the Subsidiaries, taken as a whole, as presently conducted, including limitations on the Company’s freedom to enter into other contracts, in each case except for any contract made in the ordinary course of business;

               (ii) Employment Contract that has an annual future salary liability in excess of $100,000 and is not terminable by either of the Company or a Subsidiary by notice of not more than 90 days for a cost of less than $100,000;

               (iii) material contract with (A) Seller or any Affiliate of Seller (other than agreements with the Company, a Subsidiary or a Joint Venture) or (B) any officer, director or employee of the Company, a Subsidiary, Seller or any Affiliate of Seller (other than Employment Contracts covered by clause (ii) above);

               (iv) material lease, sublease or similar agreement with any Person (other than the Company or a Subsidiary) under which the Company or a Subsidiary is a sublessor of any Company Leased Property;

               (v) contract or instrument under which (a) any Person (other than the Company, a Subsidiary or a Joint Venture) has guaranteed Liabilities of the Company or a Subsidiary or (b) the Company or a Subsidiary has guaranteed Liabilities of any Person (other than the Company, a Subsidiary or a Joint Venture) (in each case, which guarantee obligation exceeds $1,000,000, or the aggregate of which guarantee obligations exceed $2,000,000, and is in effect on the date hereof, other than, in each case, endorsements for the purpose of collection in the ordinary course of business);

               (vi) contract which (A)(1) provides for payments by the Company or a Subsidiary after the date hereof in excess of $1,000,000 during any one-year period or $1,000,000 over the term of the contract and (2) is not terminable by the Company or a Subsidiary for a cost of less than $1,000,000 or (B) provides for any material Indebtedness;

               (vii) mortgage, pledge, security agreement, deed of trust or other instrument creating an Encumbrance (other than Permitted Encumbrances) upon any assets of the Company or any Subsidiary that are material, individually or in the aggregate, to the Business;

               (viii) material power of attorney or similar instrument not made in the ordinary course of business;

               (ix) contract for the sale of any of its material assets after the date hereof;

               (x) contract or instrument providing for indemnification by the Company or a Subsidiary of any Person with respect to Liabilities arising out of any current or former business of the Company or any Subsidiary or any predecessor Person;

               (xi) any tax sharing or other similar agreement with respect to taxes;

               (xii) any agreement to pay any person a severance payment or bonus in excess of $150,000 in connection with the transactions contemplated in this Agreement;

               (xiii) any material Intellectual Property Contract; or

               (xiv) contract other than as set forth above or on Schedule 3.10(b) to which the Company or a Subsidiary is a party or by which it or any of its assets or businesses is bound or subject that is material to the Business, taken as a whole.

          (b) Except for those agreements already set forth on Schedule 3.10(a), Schedule 3.10(b) lists all concession, joint venture and similar agreements pursuant to which any Subsidiary operates or manages any Business.

          (c) Each agreement listed in Schedule 3.10(a) or (b) is in full force and effect. Neither the Company nor any Subsidiary is (and, to Seller’s Knowledge, no other party is) in breach of or default under any contract listed on Schedule 3.10(a) or (b), and to Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would result in a breach or a default thereunder, in each case except for breaches, defaults or events which would not be reasonably likely to have a Material Adverse Effect.

          SECTION 3.11 Compliance with Law; Permits and Licenses. The Company and the Subsidiaries are in compliance with all applicable Laws, except where the failure to so comply would not be reasonably likely to have a Material Adverse Effect. To Seller’s Knowledge, the Company and the Subsidiaries hold all Permits necessary for the conduct of the their respective businesses as currently conducted by the Company and each such Subsidiary, to the extent such Permits are required to be held by the Company or a Subsidiary, all of which are in full force and effect, except for any failures to have such Permits that would not be reasonably likely to have a Material Adverse Effect. The consummation of the transactions contemplated by this Agreement will not result in any revocation, cancellation or suspension of any such Permit, and there is no pending or, to Seller’s Knowledge, threatened litigation with respect to revocation, cancellation, suspension or nonrenewal thereof and there has occurred no event which (whether with notice or lapse of time or both) will result in such a revocation, cancellation, suspension or nonrenewal thereof, in any such case, except for revocations, cancellations, suspensions or nonrenewals of Permits which would not be reasonably likely to have a Material Adverse Effect.

          SECTION 3.12 Litigation. There are no Actions pending or, to Seller’s Knowledge, threatened against the Company or any Subsidiary, which, if adversely determined, would be reasonably likely to have a Material Adverse Effect. Neither the Company nor any Subsidiary is a party or subject to or in default under any Governmental Order, which would be reasonably likely to have a Material Adverse Effect.

          SECTION 3.13 Employees and Labor Matters.

          (a) Labor Matters. Neither the Company nor any Subsidiary is now a party to or is or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization in the United States, nor is the Company or any Subsidiary the subject of any proceeding asserting that the Company or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) in the United States or seeking to compel the Company or such Subsidiary to bargain with any labor union or labor organization in the United States as to wages or conditions of employment, nor is there any strike, walk-out, slow-down, work stoppage or other material labor dispute or disputes in the United States involving the Company or such Subsidiary pending, or threatened. To Seller’s Knowledge, there is no activity involving the Company’s or any Subsidiary’s employees seeking to certify a collective bargaining unit in the United States or engaging in other organizational activity in the United States.

          (b) Schedule 3.13(b) contains a true and complete list of each material Employee Benefit Plan. “Employee Benefit Plan” means any benefit and compensation plan, contract, policy or arrangement covering current or former employees of the Company or any Subsidiary or current or former directors of the Company or any Subsidiary, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, severance pay, medical, life or other insurance, profit-sharing, or pension plans, programs, or agreements, and each other employee benefit plan, program, or agreement, sponsored, maintained or contributed to or required to be contributed to by the Company or any Subsidiary (collectively, the “Company / Subsidiary Group”) for the benefit of any current or former employee or director of the Company / Subsidiary Group; provided, however, that “Employee Benefit Plans” shall not include any Employment Contract, any employment, change-in-control or severance agreement with any former employee of the Company, any Subsidiary, or any Joint Venture, payroll practices, routine administrative procedures or government required programs. Each Employee Benefit Plan maintained outside the United States primarily for the benefit of Employees working outside the United States shall be referred to herein as a “Non-U.S. Benefit Plan,” and the terms “Employee Benefit Plan” and “Employee Benefit Plans” shall exclude the Non-U.S. Benefit Plans in all sections of this Agreement other than this Section 3.13(b). Schedule 3.13(b) specifies which material Employee Benefit Plans are (i) sponsored, maintained or contributed to solely by one or more members of the Company / Subsidiary Group but are not Non-U.S. Benefit Plans (such plans, the “Company / Subsidiary Group Plans”), (ii) sponsored or maintained by Seller (the “Seller Plans”), (iii) multiemployer plans as defined in Section 3(37) of ERISA (the “Multiemployer Plans”) and (iv) Non-U.S. Benefit Plans.

          (c) With respect to each Seller Plan, Seller has heretofore made available to Purchaser true and complete copies of the governing plan documents, including, but not limited to, any trust instruments, insurance contracts and with respect to any employee stock ownership plan, loan agreements forming any part of any Seller Plan (including all amendments thereto), and with respect to each of the Company / Subsidiary Group Plans (and not the Multiemployer Plans), Seller has heretofore made available to Purchaser true and complete copies of (i) the governing plan documents (including all amendments thereto), (ii) the most recent ERISA summary plan description, if any, (iii) the most recent annual report, actuarial report, and financial statements, if any, required under ERISA, and (iv) the most recent determination letter received from the Internal Revenue Service (the “IRS”), if any.

          (d) All Employee Benefit Plans (other than Multiemployer Plans) comply in all material respects with ERISA, the Code and other applicable laws. Each Employee Benefit Plan (other than each Multiemployer Plan) which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and neither Seller nor the Company is aware of any circumstances likely to result in the revocation of such letter. To Seller’s Knowledge, no member of the Company / Subsidiary Group has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could reasonably be expected to subject any member of the Company / Subsidiary Group to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. No member of the Company / Subsidiary Group has incurred or reasonably expects to incur a material tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

          (e) As of the date hereof, there are no Actions pending or, to Seller’s Knowledge, threatened (other than routine claims for benefits), against any Company / Subsidiary Group Plan, or against any member of the Company / Subsidiary Group with respect to any Company / Subsidiary Group Plan that could reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary has any obligations for retiree health and life benefits under any Company / Subsidiary Group Plan.

          (f) Except as would not be reasonably likely to have a Material Adverse Effect, (i) no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any member of the Company / Subsidiary Group with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company / Subsidiary Group under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) that has not been, or will not prior to the Closing Date be, satisfied in full, and (ii) no condition exists that presents a risk to any member of the Company / Subsidiary Group of incurring a liability under such Subtitles. The Company / Subsidiary Group has not during the three year period ending on the Closing date incurred, and does not expect to reasonably incur, any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate) that has not been, or will not prior to Closing Date be, satisfied in full. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.33 or 4043.66, has been required to be filed for any Pension Plan within the 12-month period ending on the date hereof, other than any required to be filed in connection with the transactions contemplated by this Agreement.

          (g) Except as would not reasonably likely have a Material Adverse Effect, all contributions required to be made under each Company / Subsidiary Group Plan, as of the date hereof, (i) have been timely made, and (ii) all obligations in respect of each Company / Subsidiary Group Plan have been properly accrued and reflected in accordance with GAAP in the Financial Statements referred to in Section 3.7(a). As of the date hereof, neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. No member of the

Company / Subsidiary Group has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

          (h) No Company / Subsidiary Group Plan is a Pension Plan subject to Title IV of ERISA.

          (i) Except as would not be reasonable likely to have a Material Adverse Effect, each Non-U.S. Benefit Plan complies in all material respects with applicable local law. As of the date hereof, there is no pending or, to Seller’s Knowledge, threatened material litigation relating to Non-U.S. Benefit Plans.

          (j) Neither the execution and delivery of this Agreement, shareholder approval of this Agreement, nor the consummation of the transactions contemplated by this Agreement, is a precondition to (i) any material increase in any benefits otherwise payable under any Company / Subsidiary Group Plan, (ii) any Employee becoming entitled to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (iii) any material acceleration of either the time of payment or vesting under, any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, any increase in the amount payable under, or any other material obligation pursuant to, any Company / Subsidiary Group Plan, (iv) any limitation or restriction on the right of the Company to merge, amend or terminate any of the Company / Subsidiary Group Plans, or (v) any payments under any of the Company / Subsidiary Group Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

          SECTION 3.14 Properties.

          (a) Schedule 3.14(a)(i) lists all material real property owned by the Company or a Subsidiary as of the date hereof by the general location of each such premises. Schedule 3.14(a)(ii) lists all material real property leased or subleased by the Company or a Subsidiary as lessee (the “Company Leased Property”) as of the date hereof, such description including, for each Company Leased Property, an identification of the lease agreement therefor and the location of the premises leased thereunder. All leases or subleases with respect to the Company Leased Property (“Company Leases”) are in effect and create a valid and binding interest in the Company Leased Property, where the Company or a Subsidiary is lessee, in favor of the Company or one of its Subsidiaries, and, to Seller’s Knowledge, there are no material defaults by the lessor thereunder (who is not either the Company or an Affiliate of the Company) continuing in existence beyond any applicable notice and cure periods. The Company and each Subsidiary is in compliance with all material conditions under the lease agreement for such Company Leased Property and no notice of resumption has been received from any Governmental Authority in respect thereof.

          (b) Nothing has come to the attention of Seller that has caused it to believe that the conditions precedent to the exchange or swap of interests in Kwai Chung Lot No. 9 and Kwai Chung Lot No. 8W pursuant to the Berth Swap Agreement, dated December

7, 1998, between Asia Container Terminals Limited and Modern Terminals Limited will not be satisfied to enable the exchange or swap of interests to be consummated on or before December 31, 2005.

          SECTION 3.15 Proprietary Rights.

          (a) Each of the Company, the Subsidiaries and, to Seller’s Knowledge, the Joint Ventures is the sole and exclusive owner of, or has sufficient rights to, all material Proprietary Rights used in or necessary for its Business as currently conducted, free and clear of all Encumbrances; and has taken reasonable and customary measures and precautions to protect and maintain the confidentiality and secrecy of all its material Proprietary Rights (except the Proprietary Rights whose value would be unimpaired by public disclosure).

          (b) Except where such infringement, misappropriation or unlawful use has not or would not be reasonably likely to have a Material Adverse Effect, none of the Company, any Subsidiary or, to Seller’s Knowledge, any Joint Venture is infringing, misappropriating or making any unlawful use of or has at any time infringed, misappropriated or made any unlawful use of, any Proprietary Rights owned or used by any other person or entity. No claims or notices (in writing or otherwise) with respect to any material Proprietary Rights have been communicated to the Company, any Subsidiary or, to Seller’s Knowledge, any Joint Venture (A) to the effect that the license or use of any Proprietary Right as now used or currently proposed for use in the Business by the Company, any Subsidiary or any Joint Venture infringes or potentially infringes, or constitutes a misappropriation or unlawful use of, any copyright, patent, trade secret or other intellectual property right of a third party, or (B) challenging the ownership or validity of any of the rights of the Company, any Subsidiary or any Joint Venture to or interest in such Proprietary Right. To Seller’s Knowledge, no other person or entity is infringing, misappropriating or making any unlawful use of, and no Proprietary Right owned or used by any other person or entity infringes, any Proprietary Right used in or pertaining to the Business. None of the Company, any Subsidiary or, to Seller’s Knowledge, any Joint Venture has entered into any material consent, forbearance to sue, or settlement agreement relating to any Proprietary Right used in or pertaining to the Business or the intellectual property of any third party. The parties acknowledge and agree that the representations and warranties of Seller set forth in this Section 3.15 shall not apply to any Proprietary Right that is assigned to Seller pursuant to Section 5.6(b).

          (c) Schedule 3.15(c) lists separately all (i) registered Proprietary Rights of the Company, each Subsidiary and each Joint Venture, indicating for each applicable item the registration or application number if any and the applicable filing jurisdiction if any (collectively, the “Scheduled Intellectual Property”) and (ii) material Intellectual Property Contracts not otherwise listed on any of the Disclosure Schedules with respect to Section 3.10 (other than licenses for commercial “off-the-shelf” or “shrink-wrap” software that has not been modified or customized for the Company by the applicable software licensor). The Scheduled Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s use thereof or its rights thereto.

          (d) The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as reasonably required by the Company in connection with its Business. Each of the Company, the Subsidiaries and, to Seller’s Knowledge, the Joint Ventures has implemented reasonable backup and disaster recover technology consistent with industry practices in the geographic region where the Company, the applicable Subsidiary or the applicable Joint Venture is located.

          SECTION 3.16 Taxes.

          (a) (i) All Tax Returns required to be filed by or with respect to the Company, the Subsidiaries or, to Seller’s Knowledge, the Joint Ventures, taking into account any extensions, have been timely filed, such Tax Returns are accurate in all material respects and all Taxes shown as due from the Company, the Subsidiaries or, to Seller’s Knowledge, the Joint Ventures on any such Tax Returns have been paid or are being contested in good faith; (ii) all Taxes due and payable with respect to each of the Company, the Subsidiaries and, to Seller’s Knowledge, the Joint Ventures (whether or not shown to be due on filed Tax Returns) have been timely paid; (iii) there are no liens, charges or security interests on any of the assets of or shares in the Company, any of the Subsidiaries or, to Seller’s Knowledge, any of the Joint Ventures that arose in connection with any failure (or alleged failure) to pay any Tax; and (iv) the Company, the Subsidiaries and, to Seller’s Knowledge, the Joint Ventures have withheld or collected and paid over to the appropriate Governmental Authorities (or are properly holding for such payment) all Taxes required by law to be withheld or collected.

          (b) (i) No request has been made for any extension of time within which to file any Tax Returns in respect of the Company, any of the Subsidiaries or, to Seller’s Knowledge, any of the Joint Ventures which have not since been filed; (ii) there are no ongoing audits, examinations or other administrative or court proceedings involving Taxes with respect to the Company, the Subsidiaries or, to Seller’s Knowledge, the Joint Ventures, and, to Seller’s Knowledge, none of the Seller, the Company, any of the Subsidiaries or any of the Joint Ventures has received written notification from any Taxing Authority that any such audit, examination or proceeding is contemplated or pending; (iii) no deficiencies for any Tax have been proposed, asserted or assessed against or with respect to the Company, any of the Subsidiaries or, to Seller’s Knowledge, any of the Joint Ventures which have not been settled and paid; and (iv) there are no outstanding agreements or waivers in effect with respect to the Company, any of the Subsidiaries or, to Seller’s Knowledge, any of the Joint Ventures to extend the statutory period of limitations for the assessment or collection of any Tax.

          (c) None of the Company, any of the Subsidiaries or, to Seller’s Knowledge, any of the Joint Ventures will be required, as a result of (i) a change in accounting method for a Tax period beginning on or before the Closing, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Closing Date, or (ii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Closing. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to the Company, any of the Subsidiaries or, to Seller’s Knowledge, any of the Joint Ventures.

          SECTION 3.17 Insurance. The insurance policies maintained with respect to the Company and the Subsidiaries and their respective businesses, assets and properties as of the date of this Agreement are listed in Schedule 3.17. The activities and operations of the Company and the Subsidiaries have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies.

          SECTION 3.18 Brokers. Except for Citigroup Global Markets Inc. and Deutsche Bank Securities, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller. Seller is solely responsible for the fees and expenses of Citigroup Global Markets Inc. and Deutsche Bank Securities, Inc.

          SECTION 3.19 Security Certification. The Company and each Subsidiary that operates any terminal or port facility has substantially implemented or is otherwise in material compliance with the International Ship and Port Facility Security Code of the International Maritime Organization with respect to its operations at such terminal or port facility.

          SECTION 3.20 Accounts Receivable. All accounts receivable of the Company, the Subsidiaries and, to Seller’s Knowledge, the Audited Entities that are not Subsidiaries that are reflected in Financial Statements or in the accounting records of the Company, the Subsidiaries and the Audited Entities as of the Closing Date (collectively, the “Accounts Receivable”) represent, or as of the Closing Date will represent, valid obligations arising from sales actually made or services actually performed in the ordinary course of business. The Accounts Receivable have been determined (i) in accordance with GAAP in the case of the Company and CSXWT and (ii) in the case of the Audited Entities, in accordance with the relevant accounting standards of such Audited Entity, in each case, consistently applied).

          SECTION 3.21 Environmental Matters.

          Except as would not reasonably be likely to have a Material Adverse Effect:

          (a) each of the Company and the Subsidiaries is, and for the last eighteen (18) months has been, in compliance with all applicable Environmental Laws;

          (b) to Seller’s Knowledge, no property currently owned or operated by the Company or any Subsidiary (including soils, groundwater, surface water, buildings or other structures) has been contaminated with any Hazardous Substance in violation of or requiring future investigation or remediation pursuant to any applicable Environmental Law;

          (c) to Seller’s Knowledge, no property formerly owned or operated by the Company or any Subsidiary was contaminated with any Hazardous Substance on or prior to such period of ownership or operation in violation of or requiring future investigation or remediation pursuant to any applicable Environmental Law;

          (d) the Company and any Subsidiary has not received, within the past eighteen months, any written claim or written notice alleging that the Company or any Subsidiary is liable for Hazardous Substance disposal or contamination on any third party property;

          (e) the Company and any Subsidiary has not received, within the past eighteen months, any written claim or notice alleging that the Company or any Subsidiary is liable for any release or threat of release of any Hazardous Substance;

          (f) neither the Company nor any Subsidiary has received, within the past eighteen months, any written notice, demand, letter, claim or request for information alleging that the Company or any Subsidiary is in violation of or subject to liability under any applicable Environmental Law;

          (g) neither the Company nor any Subsidiary is subject to any order, decree, injunction or other written arrangement with any Governmental Authority or any indemnity or other written agreement with any third party imposing liability under any applicable Environmental Law;

          (h) to Seller’s Knowledge, none of the properties of the Company or any Subsidiary contains any underground storage tanks, asbestos-containing material, lead products, or polychlorinated biphenyls in violation of any applicable Environmental Law;

          (i) to Seller’s Knowledge, there are no other circumstances or conditions involving the Company or any Subsidiary that are reasonably likely to result in the imposition of a liability pursuant to any applicable Environmental Law; and

          (j) Seller has made available to Purchaser true and complete copies of all Phase I and Phase II environmental assessments prepared during the past four (4) years and in its possession relating to the Company and the Subsidiaries, and any of their current or former properties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

          Purchaser hereby represents and warrants to Seller as follows:

          SECTION 4.1 Organization. Purchaser is duly incorporated, validly existing and in good standing under the laws of the Emirate of Dubai, United Arab Emirates.

          SECTION 4.2 Authority; Enforceability. Purchaser has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Purchaser of this Agreement and the performance by Purchaser of its obligations hereunder have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and the exercise of judicial discretion in accordance with general equitable principles.

          SECTION 4.3 Non-Contravention. The execution, delivery and performance by Purchaser of this Agreement do not and will not (a) violate, conflict with or result in the breach of any provision of the constitutive documents of Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or any of Purchaser’s subsidiaries or any of their respective assets or properties, except for such conflicts or violations as would not, individually or in the aggregate, be reasonably likely to have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment or acceleration of, or result in the creation of any Encumbrance on any of the assets or properties of Purchaser or any of Purchaser’s subsidiaries pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, license, permit or franchise to which Purchaser or any of Purchaser’s subsidiaries is a party or by which any of its assets or properties is bound or affected, except for such conflicts, breaches, defaults, consents, rights and Encumbrances, as would not, individually or in the aggregate, be reasonably likely to have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement.

          SECTION 4.4 Consents, Approvals, Other Authorizations, Etc. The execution, delivery and performance by Purchaser of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority or other Person, except for the filing of a notification and report form under the HSR Act and any other similar premerger notification that may be required by any Governmental Authority. There are no lawsuits, actions, administrative or arbitration or other proceedings or Governmental Authority investigations, to the Knowledge of Purchaser, pending against Purchaser by any Governmental Authority or Person that would, individually or in the aggregate, prevent or delay the consummation of the transaction contemplated by this Agreement. There are no judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency, or by arbitration), to the Knowledge of Purchaser, outstanding against Purchaser or any of its properties that would, individually or in the aggregate, prevent or delay the consummation of the transaction contemplated by this Agreement.

          SECTION 4.5 Purchase for Investment. Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Shares. Purchaser confirms that Seller has made available to Purchaser and Purchaser’s agents the opportunity to ask questions of the officers and management employees of the Company as well as access to the documents, information and records of the Company and to acquire additional information about the business and financial condition of the Company, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Company and its properties, assets, business, financial condition, documents, information and records. Purchaser is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Shares. Purchaser understands and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under such Act, and without compliance with state, local and foreign securities laws, in each case, to the extent applicable.

          SECTION 4.6 Financing. Purchaser has or has available to it sufficient funds to purchase the Shares in accordance with the terms of this Agreement and to pay all related fees and expenses. Purchaser acknowledges that its obligation to consummate the transactions contemplated hereby is not and will not be (a) subject to the receipt by Purchaser of any financing or the consummation of any other transaction or (b) subject to the satisfaction of any condition to which the receipt by Purchaser of any financing or the consummation of any other transaction may be subject.

          SECTION 4.7 Brokers. Except for Deutsche Bank AG, Hong Kong branch, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

          SECTION 4.8 Knowledge as to Consents. To the Knowledge of Purchaser, there is no reason that Purchaser would not be able to obtain approvals or consents from any Person (including any Governmental Authority) that are necessary to consummate the transactions contemplated hereby.

          SECTION 4.9 Knowledge Regarding Seller Representations. Purchaser is not aware of any inaccuracy or misstatement in, or breach of, any representation or warranty of Seller contained herein.

ARTICLE V

ADDITIONAL AGREEMENTS

          SECTION 5.1 Conduct of Business Prior to the Closing.

          (a) Except as contemplated by this Agreement and except as set forth on Schedule 5.1, pending the Closing, Seller shall cause the Company and each Subsidiary to conduct its business in all material respects in the ordinary course and consistent with past practice and to use commercially reasonable efforts (consistent with past practice) to keep intact its business, keep available the services of its employees and preserve its relationships with its customers and vendors to the extent such conduct is within Seller’s commercially reasonable ability without resort to litigation or other extraordinary measures. Without limiting the generality of the foregoing, except as contemplated by this Agreement and except as set forth on Schedule 5.1, Seller shall not permit the Company or any Subsidiary to do any of the following outside of the ordinary course without the prior consent of Purchaser (such consent shall not be unreasonably withheld and shall be granted or withheld, as the case may be, promptly after Seller’s request therefor (taking into account the significance of the matter to which such consent relates, the impact it may have on the Business and entities to be acquired by Purchaser and the exigencies of the circumstances and any other relevant factors)); provided, however, that no provision of this Section 5.1 shall require the Company, any Subsidiary or any Joint Venture to take any action, or refrain from taking any action, that would (v) with respect to Operating Joint Ventures, be beyond the power, however derived, of the Company or any Subsidiary, (w) result in the Company, any Subsidiary or any Joint Venture or its board of directors or similar governing body violating its fiduciary duties, if any, to the holders of the capital stock or other equity interests of the Company, any Subsidiary or any Joint Venture, (x) violate the Certificate of Incorporation or By-laws (or comparable constitutive documents) of the Company, any Subsidiary or any Joint Venture, (y) violate the terms of any contract to which the Company, any Subsidiary or any Joint Venture is a party or any stockholder, partnership, operating or similar agreement pertaining to the Company, any Subsidiary or any Joint Venture, or (z) violate any Law:

               (i) amend its Certificate of Incorporation or By-laws (or comparable constitutive documents);

               (ii) terminate or amend in any material respect any contract listed on Schedule 3.10(a) or (b) or lease listed on Schedule 3.14, other than in the ordinary course of business;

               (iii) enter into any contract of the type described in clauses (i) or (ii) of Section 3.10(a);

               (iv) enter into any contract which provides for payments by the Company or any Subsidiary after the date hereof in excess of $500,000 during any one year period or $2,500,000 over the term of the contract;

               (v) adopt, amend or terminate in any material respect any Company / Subsidiary Group Plan or increase the benefit under any Company / Subsidiary Group Plan or enter into or adopt any collective bargaining agreement with any labor union or similar organization that applies to, or covers, exclusively Employees, except, in each case, as required by Law or in the case any of the same expires by its terms during such period;

               (vi) grant to any executive officer or other Employee whose annual salary is $100,000 or more, any increase in annual compensation, or grant any increase in salary to any Person whose annual salary would be more than $100,000 as the result of such increase in salary, except as may be required under existing agreements or any Employee Benefit Plan;

               (vii) incur, assume or guarantee any material Indebtedness;

               (viii) cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

               (ix) except intercompany transactions in the ordinary course of business or as required by any contract listed on Schedule 3.10(a) or Schedule 3.10(b), pay, loan or advance any amount to, or sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with, Seller or any of its Affiliates (other than the Company, the Subsidiaries and the Joint Ventures);

               (x) make, incur or commit to incur any capital expenditure that is not reflected in the Written Budget and that, individually, is in excess of $100,000 or make or incur any such expenditures that, in the aggregate, are in excess of $2,500,000, including, without limitation, any capital expenditures with respect to the matters set forth on Schedule 5.1(a)(x);

               (xi) enter into any lease of real property, except any renewals of existing leases in the ordinary course of business consistent with past practice;

               (xii) make any change in any method of accounting or accounting practice or policy other than those required by GAAP;

               (xiii) redeem or otherwise acquire any shares of its capital stock or in its share capital or issue any shares of capital stock or share capital or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock or share capital;

               (xiv) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets that are material, individually or in the aggregate, to the Company and the Subsidiaries, taken as a whole, other than pursuant to capital expenditures in accordance with clause (x) above;

               (xv) sell, lease, license or otherwise dispose of any of its assets that are material, individually or in the aggregate, to the Company and the Subsidiaries, taken as a whole, except in the ordinary course of business consistent with past practice;

               (xvi) make any material tax election, make any material change to any tax election, or settle or finally resolve any material audit, controversy or dispute with respect to Taxes to the extent such election, change, settlement or resolution would be reasonably likely to have a material adverse effect on any Tax obligation of the Company or any Subsidiary after the Closing;

               (xvii) transfer or dispose of any shareholders loan with respect to a Subsidiary or Joint Venture; or

               (xviii) authorize, or commit to do or agree to take, whether in writing or otherwise, any of the foregoing actions.

          (b) For purposes of this Section 5.1, the term “commercially reasonable efforts” shall not be deemed to require any Person to give any guarantee or other consideration of any nature in connection with obtaining any consent or waiver or to consent to any change in the terms of any material agreement or arrangement.

          SECTION 5.2 Access to Information.

          (a) From the date hereof until the Closing, Seller shall, insofar as permitted by law and any applicable contractual limitations, cause to be afforded to Purchaser and its representatives reasonable access to the Company’s and each Subsidiary’s offices, properties, books and records, in each case, during normal business hours, in order that Purchaser may have full opportunity to make such investigations as it may reasonably require of the affairs of the Company, provided that any such investigation will only be upon reasonable notice, will not unreasonably disrupt personnel and operations and will be at Purchaser’s sole risk and expense. All requests for access to the offices, properties, books, and records of the Company or any Subsidiary will be made to such representatives of Seller as Seller will designate, who will be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither Purchaser nor its representatives will contact or in any way solicit (for any purpose whatsoever) any of the employees, customers, suppliers or other associates or Affiliates of Seller, the Company, any Subsidiary or any Joint Venture in connection with the transactions contemplated hereby, whether in person or by telephone, mail, email or other means of communication, without the specific prior written authorization of such representatives of Seller. All notices and applications to, filings with, and other contacts with any Government Authority relating to the transactions contemplated hereby will be made by either party only after prior consultation with and approval by the other party, which approval will not be unreasonably withheld. The Company and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.2 as for “Outside Counsel Only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Seller as the case may be) or its legal counsel. All information obtained by any of Purchaser and its employees, agents and representatives pursuant to this Section 5.2 shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding the foregoing, none of Seller, the Company, any Subsidiary or any Joint Venture shall be required to violate any obligation of confidentiality to which Seller, the Company, any

Subsidiary or any Joint Venture is subject or to waive any privilege which any of them may possess in discharging their obligations pursuant to this Section 5.2.

          (b) Purchaser agrees (i) to hold all of the books and records of the Company, the Subsidiaries and the Joint Ventures existing on the Closing Date and not to destroy or dispose of any thereof for a period of six years from the Closing Date, or such longer period as may be relevant under applicable Law and the relevant statute of limitations, and, thereafter, if it is proposed to destroy or dispose of any of such books and records, to offer first in writing at least 60 days prior to such proposed destruction or disposition to surrender them to Seller and (ii) at any time and from time to time following the Closing Date to afford Seller, its Affiliates, agents, representatives, accountants and counsel and other advisors, during normal business hours, upon reasonable request, full access to such books, records and other data (including the right to photocopy the same) and to appropriate employees at no cost to Seller (other than for reasonable out-of-pocket expenses); provided that nothing herein will limit any of Seller’s rights of discovery in any event.

          (c) For a period of six years after the Closing, or such longer period as may be relevant under applicable Law and the relevant statute of limitations, Seller shall (i) retain the books and records of Seller which relate to the Company, the Subsidiaries and the Joint Ventures for periods prior to the Closing and which shall not otherwise have been delivered to Purchaser, the Company or a Subsidiary and (ii) upon reasonable notice, afford the employees, agents and representatives of Purchaser reasonable access (including the right to make photocopies, at the expense of Purchaser, the Company or such Subsidiary), during normal business hours, to such books and records; provided that Purchaser shall reimburse Seller promptly upon demand for all out-of-pocket expenses incurred by Seller in connection therewith.

          SECTION 5.3 Regulatory and Other Authorizations; Notices and Consents; Payment and Indemnity Agreement.

          (a) Each of Seller and Purchaser shall use its commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of, and provide all notices to, all Governmental Authorities and other Persons that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the transactions contemplated hereby, and shall cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals. Seller and Purchaser shall make all filings and take all such other actions as are reasonably necessary to obtain such authorizations, consents, orders and approvals, including, without limitation, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required for the transactions contemplated hereby under the HSR Act and shall, as promptly as practicable, file any supplemental information requested in connection therewith pursuant to the HSR Act. Any such notification and report form or other filing and all supplemental information thereto shall be in substantial compliance with the requirements of the HSR Act or other applicable Law. Each of Seller and Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or other applicable Law and each of Seller and Purchaser shall have the right to review all such filings or submissions prior to their submission. Seller and Purchaser shall keep each other fully apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ or any other Governmental Authority and shall comply promptly with any such inquiry or request and shall promptly provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or other applicable Law. Any such supplemental information shall be in substantial compliance with the requirements of the HSR Act or other applicable Law. In furtherance of the foregoing, each party shall use its commercially reasonable efforts to contest any Action seeking to restrain, enjoin or alter the transactions contemplated by this Agreement and to avoid the imposition of such restraint, injunction or alteration, and if any such Governmental Order has been granted or issued, shall use its commercially reasonable efforts to have such Governmental Order vacated or lifted. For purposes of this Section 5.3, (i) the “commercially reasonable efforts” of Purchaser shall include Purchaser’s agreement to hold separate and divest any assets of the Company, the Subsidiaries or the Joint Ventures (the “Purchased Business”) or any subsidiary or Affiliate of Purchaser, if any, engaged in the international shipping, container or port terminal business (the “Purchaser Business”) or any portion of the Purchased Business or the Purchaser Business, in each case that would not constitute a material portion of the assets and businesses of the Purchased Business and the Purchaser Business, taken as a whole, immediately following the Closing, and (ii) the “commercially reasonable efforts” of Seller shall not require Seller to incur any additional obligation or expense, pay any consideration or resort to litigation.

          (b) Seller shall cause the Company and the Subsidiaries to give such notices to third parties (other than Governmental Authorities) and use their commercially reasonable efforts to obtain such consents of all Persons as are necessary in connection with the transactions contemplated by this Agreement. Purchaser shall cooperate and use commercially reasonable efforts to assist Seller in giving such notices and obtaining all such consents. Notwithstanding anything in the foregoing to the contrary, the term “commercially reasonable efforts” shall not be deemed to require Seller, the Company or any Subsidiary to be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required.

          (c) On the Closing Date, Seller, the Company, CSX Residual Company and Purchaser shall amend and restate the Payment and Indemnity Agreement substantially in the form attached hereto as Exhibit A, which shall not be otherwise terminated, amended or modified in any way prior to Closing without Purchaser’s written approval. Purchaser acknowledges that the Payment and Indemnity Agreement, as so amended and restated, shall remain in full force and effect pursuant to its terms after the Closing Date unless amended or terminated by the parties thereto pursuant to the terms thereof.

          SECTION 5.4 Notice of Developments. Prior to the Closing, each party shall, promptly after obtaining Knowledge of the occurrence (or non-occurrence) of any event, circumstance or fact arising subsequent to the date of this Agreement which could reasonably be expected to result in a breach of any representation or warranty or covenant of such party in this Agreement, give notice thereof to the other party and shall use its commercially reasonable efforts to prevent or to remedy promptly such breach; provided, however, that the delivery of, or failure to deliver, any notice pursuant to this Section 5.4 shall not limit or otherwise affect the remedies available hereunder.

          SECTION 5.5 Insurance; Risk of Loss.

          (a) Seller shall keep, or cause to be kept, all insurance policies set forth on Schedule 3.17, or suitable replacements therefor, in full force and effect through the close of business on the Closing Date. From the date hereof until the Closing Date, Seller shall cooperate with Purchaser to seek to keep all insurance policies set forth in Schedule 3.17 in full force and effect for a period of 60 days following the Closing Date, or to obtain suitable replacements therefor, at Purchaser’s cost (including premium and reinstatement costs and assumption of retentions and deductibles), provided that such coverage can be obtained without any direct or indirect cost (Tax-related or otherwise), liability (contingent or otherwise) or exposure to Seller. Promptly following the date hereof, Seller shall designate an individual to use his or her best efforts to obtain and deliver to Purchaser copies of each of the insurance policies set forth in Schedule 3.17 at the earliest time practicable but in any event within fifteen (15) Business Days after the date hereof. Except as provided in the preceding sentence, effective as of the Closing Date, Seller will terminate or cause its Affiliates (other than the Company, the Subsidiaries and the Joint Ventures) to terminate all coverage relating to the Company, the Subsidiaries and the Joint Ventures and their respective businesses, assets and Employees under the general corporate policies of insurance, cancelable surety bonds and hold harmless agreements of Seller for the benefit of the Company, any Subsidiary or any Joint Venture; provided, however, that (i) no such termination of any occurrence policy in force as of the Closing Date shall be effected so as to prevent the Company from recovering under such policies for losses from events occurring prior to the Closing Date to the extent a member of Seller’s risk management department shall have received written notice of claims relating to such events on or before the ninetieth (90th) day following the Closing Date, it being understood that the Company shall be responsible for any deductible payable under the terms of the applicable policy in connection with any such claims; (ii) no such termination of any claims made policy in force as of the Closing Date shall be effected so as to prevent the Company from recovering under such policies for losses from events occurring prior to the Closing Date to the extent a member of Seller’s risk management department shall have received written notice of claims relating to such events before the Closing Date; and (iii) Purchaser shall become solely responsible for all insurance coverage and related risk of loss with respect to the Company, the Subsidiaries and the Joint Ventures and their respective businesses and assets and Employees based on (x) events occurring on or after the Closing Date and (y) events occurring prior to the Closing Date for which notice has not been received as described by the date set forth in the foregoing clauses (i) and (ii). Seller shall notify each applicable insurance company for any claims made prior to the Closing Date.

          (b) To the extent that, after the Closing Date, Seller or the Company requires any information regarding claim data, payroll or other information in order to make filings with insurance carriers, Seller shall promptly supply such information to the Company, or Purchaser shall cause the Company or any applicable Subsidiary or Joint Venture promptly to supply such information to Seller, as the case may be.

          (c) From and after the Closing, Purchaser shall cause the Company to indemnify and hold harmless each present and former director or officer of the Company, any Subsidiary or any Joint Venture to the same extent such Persons are indemnified as of the date of this Agreement against any and all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Actions, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring during the period prior to and including the Closing Date (and Purchaser shall also cause the Company to advance expenses as incurred to the same extent the Company is required to advance such expenses as of the date of this Agreement).

          SECTION 5.6 Company Names; Trademarks, Brand Names, Etc.

          (a) Purchaser shall prepare and promptly following the Closing take all necessary actions to file or cause to be filed with the appropriate Governmental Authorities on the Closing Date or as promptly thereafter as practicable, amendments to the Certificate of Incorporation of the Company and to the Certificate of Incorporation or comparable constitutive documents of each Subsidiary and Joint Venture that has a corporate name which contains the name “CSX”, “CSXWT”, “CSX World Terminals”, “CSX World” or similar name, in each case to change the name of such entity to a name designated by Purchaser that bears no association with Seller or any of its Affiliates (it being understood and agreed that no such name designated by Purchaser shall be or include the words “CSX” , “CSXWT”, CSX World Terminals” or “CSX World” or any combinations thereof); provided, however, that no filing shall be required to be made to amend the Articles of Association of CSX World Terminals Yantai Co., Ltd. if the written approval of the Industrial and Commercial Bank of China shall not have been obtained in advance. Purchaser shall use commercially reasonable efforts to cause such filings to be approved but shall have no liability for breach of contract, royalty payments or otherwise if, after the exercise of such commercially reasonable efforts, such filings are not approved; provided, that if any such filings are not approved, Purchaser shall have no rights with respect to each such relevant Mark, except to the limited extent expressly provided in this Section 5.6(a) or in Section 5.6(b) below.

          (b) On the Closing Date, Purchaser shall assign to Seller all right, title and interest in and to all trademarks, service marks, trade names, brandmarks, brand names, domain names, trade dress and logos, whether registered or unregistered, that contain the names “CSX,” “CSXWT,” “CSX World Terminals,” “W” and any similar names (collectively, the “Marks”) and all goodwill associated therewith. Purchaser shall sign all assignments and other documents requested by Seller in connection with such assignment, and shall otherwise assist and cooperate with Seller and take such further actions as may be necessary in order to effectuate such assignment. As promptly as commercially reasonably practical after the Closing Date, Purchaser shall cause the Company and the Subsidiaries, and use its commercially reasonably efforts to cause the Joint Ventures, to remove or cover the Marks from all terminal and other facilities, equipment, machinery, signs, billboards, advertising materials, telephone listings, Internet sites, labels, stationery, office forms or packaging of the Company, the Subsidiaries and the Joint Ventures. Thereafter, Purchaser shall neither use nor permit the Company, any Subsidiary or any Joint Venture to use such Marks in connection with the businesses of the Company, the Subsidiaries and the Joint Ventures or otherwise, except in connection with (i) historical references to the Company, any Subsidiary or any Joint Ventures, (ii) tax, accounting and other records or (iii) other factual references which are not reasonably likely to confuse customers or any other Person regarding the origin of goods and services supplied by the Company, any Subsidiary or any Joint Venture. For avoidance of doubt, historical references shall include the ability to represent that the Company, any Subsidiary or any Joint Venture conducted any business or achieved any technical or commercial successes that it in fact did conduct or achieve. Seller and Purchaser agree that the Marks are a valuable asset of Seller and its Affiliates that has a special, unique and extraordinary character, and any misuse of the Marks in violation of this Agreement may cause Seller and its Affiliates irreparable harm for which it would have no adequate remedy at law; therefore, Seller shall be entitled to seek injunctive and other equitable relief to prevent any misuse or threatened misuse of the Marks.

          SECTION 5.7 Intercompany Accounts and Agreements.

          (a) Seller and Purchaser each acknowledge and agree that, to the extent possible under applicable Law, contract and fiduciary duties, no intercompany payables, receivables, loans, notes, debts, advances, and current and deferred income tax liabilities and assets of the Company, the Subsidiaries and the Joint Ventures to or from Seller and its Affiliates (other than the Company, the Subsidiaries and the Joint Ventures) (collectively, “Intercompany Accounts”), other than any under the Payment and Indemnity Agreement, shall exist or be outstanding as of the Closing Date. Seller shall cause the Company, each Subsidiary and each Joint Venture, on the one hand, and Seller and its Affiliates (other than the Company, the Subsidiaries and the Joint Ventures) on the other, to settle immediately prior to the Closing all outstanding Intercompany Accounts. A list of all such material Intercompany Accounts as of September 24, 2004 is set forth on Schedule 5.7(a).

          (b) Except as set forth on Schedule 5.7(b) and in Section 5.10 below, Seller and Purchaser each acknowledge and agree that Seller shall cause all agreements between or among Seller or any of its Affiliates (other than the Company, the Subsidiaries and the Joint Ventures), on the one hand, and any of the Company, any Subsidiary or any Joint Venture, on the other hand, to be terminated with no further Liabilities on the part of any party thereto.

          SECTION 5.8 Resignations. On the Closing Date, other than those officers and directors identified to Seller within thirty (30) days after the execution of this Agreement, Seller shall cause to be delivered to Purchaser duly signed resignations (from the applicable boards of directors or similar governing bodies), effective immediately after the Closing, of all persons who are officers or directors of the Company or any Subsidiary who were appointed by Seller or the Company and whose principal employment is not as an employee of such entity.

          SECTION 5.9 Books and Records.

          (a) After the Closing, upon reasonable prior written notice, Purchaser and Seller shall furnish or cause to be furnished to each other and their employees, counsel, auditors and representatives access, during normal business hours, to such information and assistance relating to the Company and the Subsidiaries as is reasonably necessary for financial reporting and accounting matters, the preparation and filing of any Tax Returns or the defense of any Tax audit, claim or assessment. Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 5.9(a). Neither party shall be required by this Section 5.9(a) to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations or result in any actual or potential breach of the Law or give rise to any other actual or potential compliance concern (or, in the case of Purchaser, the business or operations of the Company or the Subsidiaries).

          (b) As soon as reasonably practicable after the Closing Date, Seller shall deliver or cause to be delivered to Purchaser, at the location set forth under Section 11.4(b) or such other location as the Seller and Purchaser may agree, all agreements, documents, books, records and files, including records and files stored on computer disks or tapes or any other storage medium (collectively, “Records”) in the possession of Seller relating to the business and operations of the Company, the Subsidiaries or the Joint Ventures; provided, however, that

               (i) Purchaser recognizes that certain Records may relate primarily to Seller or to subsidiaries or divisions of Seller other than the Company, the Subsidiaries and the Joint Ventures and that Seller may retain such Records and shall provide copies of the relevant portions thereof to Purchaser;

               (ii) Seller may retain all Records prepared in connection with the sale of the Shares, including bids received from other parties and analyses relating to the Company, the Subsidiaries or the Joint Ventures; and

               (iii) Seller may retain any Tax Returns and Records, and Purchaser shall be provided with true and complete copies of such Tax Returns and Records, including schedules of various tax attributes (including net operating losses, earnings and profits, Taxes paid, depreciation, tax bases and other similar relevant information), but only to the extent that such Tax Returns and Records are separate Tax Returns (including pro forma Tax Returns) or Records of any of the Company, the Subsidiaries or the Joint Ventures, or otherwise relate to the separate Tax liability, of any of the Company, the Subsidiaries or the Joint Ventures.

          SECTION 5.10 Transition Services Agreement. Seller and Purchaser shall negotiate in good faith and execute and deliver at the Closing a transition services agreement in a mutually satisfactory form (the “Transition Services Agreement”) pursuant to which Seller shall provide certain services identified on Schedule 5.10 hereto (the “Services”) to the Company and the Subsidiaries, it being understood that (x) Purchaser shall use its commercially reasonable efforts to terminate its use of the Services as soon as practicable after the Closing, (y) Seller shall not be obligated to provide the Services for more than six (6) months following the Closing and (z) Purchaser shall pay Seller fees for the Services equal to Seller’s costs of providing the Services (including, without limitation, the wages, benefits and reasonable overhead associated with any seconded employees), as reasonably determined by Seller.

          SECTION 5.11 Confidentiality.

          Purchaser acknowledges that the information provided or to be provided to it, its affiliates or representatives in connection with the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Company, the Subsidiaries and the Joint Ventures; provided, however, that Purchaser acknowledges that any and all other information provided by Seller or Seller’s representatives concerning Seller shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.

          SECTION 5.12 Cooperation. (a) Seller and Purchaser each shall use its commercially reasonable efforts in good faith to take or cause to be taken all action necessary or desirable on its part so as to consummate the transactions contemplated hereby at the earliest possible date (including without limitation using its commercially reasonable efforts to obtain, without incurring any additional obligation or expense and without the payment of consideration other than governmental filing or application fees, all permits, authorizations, consents, waivers and approvals from Governmental Authorities or other Persons required for the consummation of the transactions contemplated hereby). Neither Seller nor Purchaser shall take, or cause or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the transactions contemplated by this Agreement.

          (b) Seller shall, and shall cause the Company, the Subsidiaries and, to the extent reasonably practicable, the Joint Ventures to, take such actions as directed by the Purchaser in connection with any rights that the Company, the Subsidiaries or the Joint Ventures may have in respect to any issuance or transfer of equity interest in any entities in which the Company does not directly or indirectly own 100% of the equity, including any rights that CSXWT Terminal 8 Ltd. may have in respect of Asia Container Terminals Holding Ltd., provided, however, that prior to taking any such actions as directed by Purchaser (i) Seller shall have received assurances from Purchaser to the reasonable satisfaction of Seller that Seller and its Affiliates (A) will be indemnified and held harmless in connection with taking any such actions and (B) shall not be required to incur any cost or expense or to assume any Liabilities or obligations other than to cause actions to occur at the Company, any Subsidiaries or, to the extent practicable, any Joint Ventures; and (ii) Purchaser shall have agreed to provide at no cost, expense or potential liability to Seller and its Affiliates any necessary funding to the Company, the Subsidiaries and the Joint Ventures in advance of the exercise of taking any action; and provided further that no provision of this Section 5.12 shall require the Company, any Subsidiary or any Joint Venture to take any action, or refrain from taking any action, that would (1) result in a violation of fiduciary duties to the holders of the capital stock or other equity interests, (2) violate applicable constitutive documents, (3) violate the terms of any applicable material contract, or (4) violate any Law. The parties acknowledge and agree that the consummation of any transaction contemplated by this Section 5.12(b) shall not be a condition to the obligation of Purchaser to consummate the transactions contemplated by this Agreement; provided, that Seller has complied in all material respects with its obligations under the provision of this Section 5.12(b).

          SECTION 5.13 No Solicitation.

          Seller shall not directly or indirectly solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Purchaser) relating to any transaction involving the transfer of the control or business of the Company, any Subsidiary or any Joint Venture to any other party.

          SECTION 5.14 Discontinued Operations.

          Seller shall either dissolve and wind up prior to the Closing the affairs of, or otherwise transfer to a Person that will not be acquired by Purchaser hereunder, each of Orient Trucking Hong Kong Ltd., CSX World Terminals Xiamen Ltd., CSX World Terminals Taiwan Ltd., and CSX World Terminals Brisbane Pty Ltd. at no direct or indirect cost (Tax-related or otherwise), liability (contingent or otherwise) or exposure to the Company or any of the Subsidiaries or Joint Ventures.

          SECTION 5.15 Finance Company Unwinding.

          Prior to Closing, the Company and/or the Subsidiaries shall complete the distribution or transfer of all of the stock, or the liquidation and winding up of the affairs, of each of CSX Brazil Inc., CSX Int’l Barge Line, Inc., CSX Asia Limited, and CSX Orient Ltd. (collectively, the “Finance Companies”) such that the Company shall cease to own, directly or indirectly, any economic interest in any of the Finance Companies, at no direct or indirect cost or liability (tax-related or otherwise) incurred to the Company or any of the Subsidiaries (other than the Finance Companies) or Joint Ventures.

          SECTION 5.16 Certain Actions.

          From the date hereof to the Closing Date, Seller shall, and shall cause the Company and the Subsidiaries to, use commercially reasonable efforts at Purchaser’s cost and expense to take such actions as specifically directed by Purchaser with respect to the matters set forth on Schedule 5.16; provided, however, that no provision of this Section 5.16 shall require the Company, any Subsidiary or any Joint Venture to take any action, or refrain from taking any action, that would (i) except as set forth on Schedule 5.16, result in any direct or indirect cost (Tax-related or otherwise), liability (contingent otherwise) or exposure to Seller, the Company, any Subsidiary or any Joint Venture, except to the extent fully indemnified or paid for by Purchaser, (ii) impair the ability of any party to consummate the transactions contemplated by this Agreement at the earliest possible time, (iii) result in the Company, any Subsidiary or any Joint Venture or its board of directors or similar governing body violating its fiduciary duties, if any, to the holders of the capital stock or other equity interests of the Company, any Subsidiary or any Joint Venture, (iv) violate the Certificate of Incorporation or By-laws (or comparable constitutive documents) of the Company, any Subsidiary or any Joint Venture, (v) violate the terms of any material contract to which the Company, any Subsidiary or any Joint Venture is a party or any stockholder, partnership, operating or similar agreement pertaining to the Company, any Subsidiary or any Joint Venture, or (vi) violate any Law.

     SECTION 5.17 Acquisition of Dongya Shares.

     Subsequent to the execution of this Agreement and prior to the Closing, Seller shall organize an entity in a jurisdiction outside the United States reasonably acceptable to Purchaser as a direct or indirect wholly owned subsidiary (“Newco”) of Seller or an Affiliate of Seller (other than the Company, a Subsidiary or a Joint Venture). Prior to the Closing, Seller shall cause Newco to acquire all of the interest in CSX World Terminals Infrastructure Limited presently owned by Dongya Ports Limited (the “Dongya Interest”). Immediately prior to the Closing, Newco shall hold the entire Dongya Interest and shall not have engaged at any time since its formation in any activity other than the acquisition and holding of the Dongya Interest. At the Closing, Seller shall, or shall cause its Affiliate to, transfer all of the shares of Newco (the “Newco Shares”) to Purchaser. Purchaser and Seller agree that the amount of the Purchase Price allocable to the acquisition by Purchaser of the Newco Shares shall not be less than the total amount of consideration paid or payable by Seller, Newco and any other Seller Affiliate in exchange for the Dongya Shares pursuant to the AIF Purchase Agreement. At the Closing, Seller shall deliver to Purchaser a certificate (the “Newco Certificate”) containing representations and warranties of Seller relating to Newco, the Newco Shares, the Dongya Shares and the transfer of the Newco Shares to Purchaser, as and to the extent commercially reasonable and appropriate, substantially to the effect of Sections 3.1 through 3.5 of this Agreement. Each representation and warranty made in the Newco Certificate shall be subject to this Agreement as though made under this Agreement.

ARTICLE VI

EMPLOYEE MATTERS

     SECTION 6.1 Continuing Employees.

     (a) Each person who is an Employee (whether or not on a leave of absence) as of the Closing Date shall constitute a “Continuing Employee.”

     (b) Purchaser and its Affiliates shall assume and honor all obligations of the Company / Subsidiary Group under the collective bargaining and similar agreements to which any member of the Company / Subsidiary Group is a party.

     (c) Seller shall be liable for any severance, retention or bonus benefits payable in connection with the transactions hereby contemplated, including severance payments required by applicable law with respect to the employees identified in Schedule 6.1(c).

     SECTION 6.2 Seller Plans. Except as required by applicable law, the active participation of all Continuing Employees in each Seller Plan will cease as of the Closing Date. Prior to the Closing Date, Seller and the members of the Company / Subsidiary Group shall take or cause to be taken all necessary action, including amending any Seller Plan as required, to terminate the participation of the members of the Company / Subsidiary Group and the Continuing Employees in each Seller Plan, effective as of the Closing Date. Except as specifically provided in this Article VI, neither Purchaser nor any of its Affiliates shall adopt, become a sponsoring employer of, or have any obligations under any of the Seller Plans.

     SECTION 6.3 Company / Subsidiary Group Plans. Immediately following the Closing, the members of the Company / Subsidiary Group shall continue to sponsor, maintain and/or contribute to the Company / Subsidiary Group Plans and neither Seller nor any of its Affiliates shall be a sponsoring employer or have any liability or obligation under such Company / Subsidiary Group Plans.

ARTICLE VII

TAX MATTERS

     SECTION 7.1 Preparation and Filing of Tax Returns; Payment of Taxes.

     (a) Seller shall timely prepare and file, or cause to be prepared and filed, on a basis consistent with past practice, all Tax Returns with respect to the Company and the Subsidiaries for any taxable period that ends on or before the Closing Date. Seller shall timely pay or cause to be paid any Taxes due with respect to such Tax Returns.

     (b) Purchaser shall timely prepare, or cause to be prepared, all Tax Returns with respect to the Company and the Subsidiaries for any Straddle Period (a “Straddle Period Tax Return”) and shall present such Straddle Period Tax Returns to Seller for review at least 30 days before the date on which such Straddle Period Tax Returns are required to be filed (or if the filing due date is within 45 days following the Closing Date, as promptly as practicable following the Closing Date). If Seller, within ten business days after receipt of any such Straddle Period Tax Return, notifies Purchaser in writing that it objects to any of the items in such Straddle Period Tax Return for which Seller may be liable pursuant to this Agreement, Seller and Purchaser shall attempt in good faith to resolve the dispute, and, if they are unable to do so, the disputed items shall be resolved (within a reasonable time) by an accounting firm selected by mutual agreement of Purchaser and Seller. Upon resolution of all such items, the relevant Straddle Period Tax Return will be filed, or caused to be filed, by Purchaser on that basis. Purchaser shall timely pay or cause to be paid any Taxes due with respect to such Straddle Period Tax Returns. Seller shall pay to Purchaser an amount equal to the portion of Taxes attributable to the Pre-Closing Tax Period with respect to any such Tax Return no later than five (5) days prior to the date on which such Tax Return is required to be filed (taking into account any extension granted with respect to such Tax Return).

     (c) Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns with respect to the Company and the Subsidiaries for any taxable period that begins after the Closing Date. Purchaser shall timely pay any Taxes due with respect to such Tax Returns.

     SECTION 7.2 Refunds, Credits and Offsets.

     (a) The amount or economic benefit of (i) any refunds, credits or offsets of Taxes of any of the Company and the Subsidiaries, or of any affiliated, consolidated, combined or unitary group of which the Company and the Subsidiaries is or has been a member, for any Pre-Closing Tax Period, and (ii) any deduction allowable with respect to amounts paid by the Seller Plans or in respect of the Seller Plans by Seller or its Affiliates, whether before or after the Closing, to Employees, Continuing Employees and former employees of the Company and the Subsidiaries, shall be for the account of Seller. Except as described in the preceding sentence, the amount or economic benefit of any refunds, credits or offsets of Taxes of any of the Company or the Subsidiaries for any Post-Closing Tax Period shall be for the account of Purchaser. The amount or economic benefit of any refunds, credits or offsets of Taxes for any Straddle Period shall be equitably apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period pursuant to the principles set forth in Section 7.10.

     (b) Each party shall forward and shall cause its Affiliates to forward, to the party entitled pursuant to this Section 7.2 to receive the amount or economic benefit of a refund, credit or offset to Tax the amount of such refund, credit or offset (net of any Taxes imposed on its receipt) within 10 days after such refund is received or after such credit or offset is allowed or applied against another Tax liability, as the case may be.

     SECTION 7.3 Cooperation. Seller, the Company, the Subsidiaries and Purchaser and their respective Affiliates shall cooperate fully and shall cause their respective Affiliates, officers, employees, agents, auditors and other representatives to cooperate fully, and prior to the Closing, Seller, and after the Closing, Purchaser, shall use its commercially reasonable efforts to cause the Joint Ventures and their respective Affiliates, officers, employees, agents, auditors and other representatives to cooperate fully, in preparing and filing all Tax Returns and in resolving all disputes and audits with respect to all taxable periods relating to Taxes and in any other matters relating to Taxes, including by, but not limited to, maintaining and making available to each other all books and records in connection with Taxes.

     SECTION 7.4 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and applicable real estate transfer or gains and stock transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be borne equally by Purchaser and Seller.

     SECTION 7.5 No Section 338 Elections. Purchaser shall not make any election under Section 338 of the Code with respect to any of the Company or the Subsidiaries without Seller’s written consent, which consent may be provided or withheld in the sole discretion of Seller. Seller does not intend to join in any election under Section 338(h)(10) of the Code (and any comparable election under state, local or foreign tax law) with respect to the Company Group.

     SECTION 7.6 FIRPTA Certificate. Seller shall deliver to Purchaser at the Closing a certificate certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

     SECTION 7.7 Tax Sharing Agreements. The provisions of any Tax sharing agreement between Seller or any of its Affiliates, on the one hand, and any of the Company and the Subsidiaries on the other hand, will be terminated on or before the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax sharing agreements.

     SECTION 7.8 Purchase Price Adjustments. Seller and Purchaser agree to treat any amounts payable pursuant to Section 7.2 or Article IX of this Agreement as an adjustment to the Purchase Price for purposes of Article IX of this Agreement and for all Tax purposes, except to the extent a final determination under any applicable law causes any such payment not to be so treated for Tax purposes.

     SECTION 7.9 Purchaser Representation and Covenant Regarding Closing Date Transactions. Purchaser hereby represents and covenants that it shall not permit the Company or any of the Subsidiaries to dispose of any asset on the Closing Date or to take any other action on the Closing Date that would generate taxable income resulting in Tax for which Seller is required to indemnify under Section 9.3, other than dispositions of assets and other actions in the ordinary course and customary for the business of the Company or any such Subsidiary, as the case may be. Purchaser agrees that if it shall permit the Company or any of the Subsidiaries to make any disposition or take any other action contrary to the representation and covenant contained in the immediately preceding sentence that would otherwise result in the affiliated group (within the meaning of Section 1504(a) of the Code) of which Seller is a member having to include income or gain in its United States federal income tax return for a taxable period that includes the Closing Date, Purchaser shall report such income or gain in its federal consolidated income tax return under the “next day rule” of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B). The provisions of the immediately preceding sentence, and the principle thereof, shall also apply with respect to any state and local income tax purposes of any affiliated, consolidated, combined or unitary group of which Seller or any of its Affiliates (other than the Company or any of the Subsidiaries) is a member.

     SECTION 7.10 Apportionment of Straddle Period Taxes. In the case of any Straddle Period, (i) real, personal and intangible property Taxes (“Property Taxes”) shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period on a daily pro-rata basis and (ii) all Taxes other than Property Taxes shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period on a closing-of-the-books basis.

ARTICLE VIII

CONDITIONS TO CLOSING

     SECTION 8.1 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

     (a) Representations, Warranties and Covenants. The representations and warranties of Purchaser contained in this Agreement shall be true and accurate at and as of the Closing Date, with the same force and effect as if made as of the Closing Date (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and accurate (without giving effect to any limitation as to materiality or material adverse effect set forth therein) would not reasonably likely have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement. The covenants and agreements contained in this Agreement to be complied with by Purchaser at or before the Closing shall have been complied with in all material respects. Seller shall have received a certificate from Purchaser signed by an executive officer thereof with respect to the matters described in this Section 8.1(a).

     (b) HSR Act / Competition Laws. Any required waiting period (and any extension thereof) under the HSR Act and any other similar premerger notification that may be required by any Governmental Authority applicable to the purchase of the Shares contemplated hereby shall have expired or shall have been terminated.

     (c) Consents and Approvals. All consents, approvals, authorizations or other orders of or by any Governmental Authority or other Person to the transactions contemplated by this Agreement shall have been obtained and be in effect as of the Closing Date without imposing any liability or conditions on Seller or its Affiliates, except where the failure to obtain such consent, approval, authorization or other order either individually or in the aggregate would not reasonably be expected to have a material adverse effect on the results of operations or financial condition of Seller or Seller’s ability to perform its obligations under this Agreement.

     (d) No Order. There shall not be in effect any Law or Governmental Order directing that the transactions contemplated by this Agreement not be consummated or which has the effect of rendering it unlawful to consummate such transactions; provided that Seller shall have used its commercially reasonable efforts to have any such Governmental Order vacated or lifted.

     SECTION 8.2 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

     (a) Representations, Warranties and Covenants. The representations and warranties of Seller contained in this Agreement shall be true and accurate at and as of the Closing Date, with the same force and effect as if made as of the Closing Date (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and accurate (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) would not be reasonably likely have a Closing Material Adverse Effect. The covenants and agreements contained in this Agreement to be complied with by Seller at or before the Closing shall have been complied with in all material respects. Purchaser shall have received a certificate from Seller signed by an executive officer thereof with respect to the matters described in this Section 8.2(a).

     (b) HSR Act / Competition Laws. Any required waiting period (and any extension thereof) under the HSR Act and any other similar pre-merger or pre-acquisition notification that may be required by any Governmental Authority applicable to the purchase of the Shares contemplated hereby, including (i) the Foreign Investment Review Board of Australia and (ii) the German Competition Authority, shall have expired or shall have been terminated.

     (c) Consents and Approvals. All consents, approvals, authorizations or other orders of or by any Governmental Authority or other Person to the transactions contemplated by this Agreement shall have been obtained and be in effect as of the Closing Date, except where the failure to obtain such consent, approval, authorization or other order would not reasonably be expected to have a Closing Material Adverse Effect.

     (d) No Order. There shall not be in effect any Law or Governmental Order directing that the transactions contemplated by this Agreement not be consummated or which has the effect of rendering it unlawful to consummate such transactions; provided that Purchaser shall have used its commercially reasonable efforts to have any such Governmental Order vacated or lifted.

     (e) Acquisition of Dongya Interest. Newco’s acquisition of the Dongya Interest contemplated by Section 5.17 hereof shall have been consummated and the covenant contained in Section 5.17 shall have been complied with in all material respects.

     (f) Transition Services Agreement. Seller or an Affiliate of Seller (other than the Company or the Subsidiaries) shall have executed the Transition Services Agreement.

     (g) Payment and Indemnity Agreement. The Payment and Indemnity Agreement shall have been amended and restated substantially in the form attached hereto as Exhibit A and shall be in full force and effect.

     SECTION 8.3 Effect of Certain Waivers of Closing Conditions. If prior to the Closing any party (the “waiving party”) has Knowledge of any breach by any other party of any representation, warranty or covenant contained in this Agreement or any certificate delivered pursuant hereto and the waiving party has not provided written notice of such breach to the other parties prior to the Closing and proceeds with the Closing, then the waiving party shall be deemed to have waived such breach and the waiving party and its successors, assigns and Affiliates shall not be entitled to be indemnified pursuant to Article IX, to sue for damages or to assert any other right or remedy for any losses arising from any matters relating to such condition or breach, notwithstanding anything to the contrary contained herein or in any certificate delivered pursuant hereto.

ARTICLE IX

INDEMNIFICATION

     SECTION 9.1 Survival of Representations and Warranties. The representations and warranties contained in this Agreement shall expire on the date that is two (2) years after the Closing Date; provided, however, that the representations and warranties contained in Section 3.5 shall survive indefinitely and the representations and warranties contained in Section 3.16 shall survive the Closing until ninety (90) days after the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof). Neither the period of survival nor the liability of Seller with respect to Seller’s representations and warranties shall be reduced by any investigation made at any time by or on behalf of Purchaser, and neither the period of survival nor the liability of Purchaser with respect to Purchaser’s representations and warranties shall be reduced by any investigation made at any time by or on behalf of Seller. If written notice of a claim has been given in accordance with Section 9.2(c) prior to the expiration of the applicable representations and warranties, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

     SECTION 9.2 Indemnification other than for Tax Matters.

     (a) Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns shall be indemnified and held harmless by Seller for any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ fees and expenses) actually suffered or incurred by them (hereinafter a “Loss”), arising out of or resulting from:

             (i) the breach of any representation or warranty made by Seller in this Agreement other than in Section 3.16; or

             (ii) the breach of any covenant or agreement by Seller contained in this Agreement other than in Article VII.

     The foregoing provisions of this Section 9.2(a) shall not apply with respect to any Losses suffered by any Indemnified Party (x) arising out of (and no indemnification hereunder shall be available with respect to) any breach of any representation or warranty of Seller that is terminated as provided in Section 9.1 or (y) that would not have resulted but for the gross negligence or willful misconduct of any Indemnified Party.

     (b) Seller and its Affiliates, officers, directors, employees, agents, successors and assigns shall be indemnified and held harmless by Purchaser for any and all Losses arising out of or resulting from:

             (i) the breach of any representation or warranty made by Purchaser in this Agreement;

             (ii) the breach of any covenant or agreement by Purchaser contained in this Agreement; or

             (iii) the matters set forth in Schedule 9.2(b).

     The foregoing provisions of Section 9.2(b)(i) and (ii) shall not apply with respect to any Losses suffered by any Indemnified Party (x) arising out of (and no indemnification hereunder shall be available with respect to) any breach of any representation or warranty of Purchaser that is terminated as provided in Section 9.1 or (y) that would not have resulted but for the gross negligence or willful misconduct of such Indemnified Party.

     (c) Any party seeking indemnification under this Section 9.2 (an “Indemnified Party”) shall give the party from whom indemnification is being sought (an “Indemnifying Party”) notice of any matter which such Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within ten (10) days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The obligations and Liabilities of an Indemnifying Party under this Section 9.2 with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Section 9.2 (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within ten (10) days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 9.2 except to the extent the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of any such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within twenty (20) Business Days of the receipt of such notice from the Indemnified Party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel, at the expense of the Indemnifying Party, provided that in any case the Indemnifying Party shall not be obligated to pay the expenses of more than one separate counsel for all Indemnified Parties, taken together. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, (i) settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such Third Party Claim or (ii) settle or compromise any Third Party Claim in any manner that may materially adversely affect the Indemnified Party other than as a result of money damages or other monetary payments. No Third Party Claim shall be settled by the Indemnified Party without the prior written consent of the Indemnifying Party.

     (d) The respective indemnification obligations of the parties with respect to all Tax matters shall be governed by Section 9.3, and this Section 9.2 shall not be applicable to any such matters.

     SECTION 9.3 Tax Indemnification.

     (a) Following the Closing, Seller shall indemnify Purchaser and its Affiliates (including the Company and the Subsidiaries) and each of their respective officers, directors, employees, agents and other representatives and hold them harmless from (i) all Liability for Taxes of the Company, the Subsidiaries, the Joint Ventures and the Seller Group for any Pre-Closing Tax Period, (including all Liability for Taxes of any member of the Seller Group for any Pre-Closing Tax Period imposed as a result of Treasury Regulation Section 1.1502 or any corresponding provision of any state, local or non-U.S. Law), (ii) any Loss arising out of or resulting from the breach by Seller of any representation or warranty made by Seller in Section 3.16 of this Agreement, (iii) any Loss arising out of or resulting from the breach by Seller of any covenant or agreement made by Seller in Article VII of this Agreement, and (iv) all Liability for reasonable legal fees and expenses attributable to any item in clauses (i), (ii) or (iii). Notwithstanding the foregoing, Seller shall not have any indemnification obligation for any Liability for Taxes attributable to the total amount actually required to be included in the gross income of members of the Company Group for the Pre-Closing Tax Period as calculated under Section 951 of the Code (generally relating to Subpart F Income) to the extent such amount exceeds the total amount calculated on a closing-of-the-books basis, net of any tax benefit in respect of any foreign tax credit allocable to such excess to the extent and when such tax benefit is actually utilized by Seller (determined applying the principles governing calculation and payment of Tax Benefit and Reduced Tax Benefit set forth in Section 9.5(e)), to be included in the gross income of members of the Company Group for the Pre-Closing Tax Period under Section 951 of the Code. For the purposes of this Section 9.3(a), any reference to any “Liability” of any description shall be deemed to include amounts that would have constituted a “Liability” but for the set-off or other utilization of any loss, deduction or credit realized in, or attributable to, a Post-Closing Tax Period.

     (b) Following the Closing, Purchaser shall, and shall cause each of the Company and each Subsidiary to, indemnify Seller and its Affiliates and each of their respective officers, directors, employees and agents and hold them harmless from (i) all Liability for Taxes of the Company and the Subsidiaries for any Post-Closing Tax Period, (ii) all Liability for Taxes, calculated based on a 37.5% aggregate tax rate, on any Subpart F Income attributable to the Company Group for the Pre-Closing Tax Period as calculated under Section 951 of the Code to the extent such income exceeds the Subpart F Income attributable to the Company Group for the Pre-Closing Tax Period as calculated on a closing-of-the-books basis, net of any tax benefit in respect of any foreign tax credit allocable to such excess to the extent and when such tax benefit is actually utilized by Seller (determined applying the principles governing calculation and payment of Tax Benefit and Reduced Tax Benefit set forth in Section 9.5(e)), and (iii) all Liability for reasonable legal fees and expenses attributable to any item in clauses (i) and (ii). For the purposes of this Section 9.3(b) any reference to any “Liability” of any description shall be deemed to include amounts that would have constituted a “Liability” but for the set-off or other utilization of any loss, deduction or credit realized in, or attributable to, a Pre-Closing Tax Period.

     (c) Any indemnity payment to be made hereunder shall be paid within ten (10) days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five (5) Business Days prior to the date on which the relevant Taxes (including any estimated Tax payments) are required to be paid to the relevant Taxing Authority.

     (d) Reasonably promptly after a party becomes aware of the existence of a Tax issue that may give rise to an indemnification claim under this Section 9.3 (a “Tax Controversy”) by it against the other party, the Indemnified Party shall notify the Indemnifying Party of the Tax issue, and thereafter shall promptly forward to the Indemnifying Party copies of notices and communications with a Taxing Authority relating to such Tax Controversy. Except as provided in this Section 9.3(d), the Indemnifying Party may elect to control, and may elect to have sole discretion in handling, settling or contesting any audit inquiry, information request, audit proceeding, suit, contest or any other action with respect to a Tax Controversy for which it would be required to indemnify the other party if it acknowledges in writing that it has sole liability for any Taxes that might arise in such proceeding. The Indemnifying Party shall not settle any proceeding with respect to a Tax Controversy on a basis that would materially adversely affect the liability for Taxes of the Indemnified Party without obtaining the Indemnified Party’s written consent, which consent shall not be unreasonably withheld. The Indemnified Party shall not settle any Tax Controversy without obtaining the Indemnifying Party’s written consent, which shall not be unreasonably withheld. Any out-of-pocket expenses incurred by the Indemnified Party in handling, settling or contesting a Tax Controversy that the Indemnifying Party has elected to control under this Section 9.3(d) shall be borne by the Indemnified Party. Seller and Purchaser shall jointly control, and shall each have the right to participate in all activities and strategic decisions with respect to, any Tax proceedings for which each party would be required to indemnify the other party with respect to one or more Tax issues. Seller may assume sole control of any such proceeding for any Straddle Period if it acknowledges in writing that it has sole liability for any Taxes that might arise in such proceeding.

     (e) The indemnification provisions in this Agreement relating to Taxes shall survive the Closing until ninety (90) days after the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof).

     SECTION 9.4 Limits on Indemnification.

     (a) No amount shall be payable by any Indemnifying Party pursuant to Sections 9.2(a) unless the aggregate amount of Losses indemnifiable under Sections 9.2(a) exceeds six million dollars ($6,000,000) of the Purchase Price (and then only to the extent of such excess).

     (b) No amount shall be payable by an Indemnifying Party pursuant to Section 9.2 for any breach of any representation or warranty or Section 9.3(a) for any Liability for Taxes resulting in aggregate Losses of fifty thousand dollars ($50,000) or less with respect to any matter or series of related matters and such Losses shall not be included in calculating the threshold established in Section 9.4(a).

     (c) Notwithstanding anything to the contrary contained in this Agreement, the maximum amount of aggregate indemnifiable Losses which may be recovered from Seller arising out of or resulting from the causes enumerated in Section 9.2, other than in respect of the representations and warranties set forth in Sections 3.1, 3.2, 3.3(a) and (b), 3.4, 3.5 and 3.6, shall be an amount equal to two hundred forty million dollars ($240,000,000). The maximum amount of aggregate indemnifiable Losses which may be recovered from Seller arising out of or resulting from the causes enumerated in Sections 9.2 and 9.3 (with respect to Section 9.3, to the extent relating to Taxes other than U.S. federal Taxes or Taxes imposed by a state or locality within the United States) in respect of the representations and warranties set forth in Sections 3.1, 3.2, 3.3(a) and (b), 3.4, 3.5 or 3.6 shall be an amount equal to the Purchase Price.

     (d) The parties hereto waive as against each other any claims to consequential, special, exemplary or punitive damages, and, notwithstanding anything to the contrary in this Agreement, any award of consequential, special, exemplary or punitive damages shall not be included in calculating the amount of indemnifiable Losses hereunder except to the extent that such damages are included in indemnifiable Losses resulting from a third-party claim against an Indemnified Party; provided, however, that, without limiting the waiver of consequential damages set forth in this Section 9.4(d), the determination of Losses shall include consideration of lost profits as an element of direct damages in appropriate circumstances.

     (e) Seller shall not have any indemnification obligation under this Article IX to the extent that the Company, a Subsidiary or a Joint Venture has accrued a liability or recorded a specifically allocated reserve or allowance in its financial statements in respect thereof, but only to the extent of such accrual or reserve, (i) as of September 24, 2004, or (ii) as a current liability as of the Closing Date that is subtracted from current assets in Closing Date Working Capital Computation.

     (f) Notwithstanding anything to the contrary herein, for purposes of determining an Indemnified Party’s right to indemnification under this Agreement, all qualifications in Articles III and IV hereof relating to Knowledge, materiality and / or Material Adverse Effect shall be disregarded.

     (g) Notwithstanding anything to the contrary herein, Seller’s maximum indemnification obligation under this Article IX with respect to any individual Loss incurred by any Person other than other than the Company or any 100%-owned Subsidiary shall for all purposes be limited to its Effective Economic Interest therein as of the Closing in the entity incurring such Loss.

     SECTION 9.5 Computation of Indemnifiable Losses.

     (a) Any amount payable pursuant to this Article IX (i) shall be decreased to the extent of any insurance proceeds received or receivable by the recipient of such amount in respect of an indemnifiable Loss as set forth in Section 9.7, and (ii) shall be reduced by any recoveries from third Persons pursuant to indemnification or otherwise in respect thereto.

     (b) Reserved.

     (c) The amount of indemnification to which an Indemnified Party shall be entitled under this Article IX shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnifying Party; (ii) by a final judgment or decree of any court of competent jurisdiction or, in the case of income tax indemnification under Section 9.3 hereof, “determination” within the meaning of Section 1313(a) of the Code or its equivalent in jurisdictions outside the United States; or (iii) by any other means to which the Indemnified Party and the Indemnifying Party shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Losses suffered by it.

     (d) Any party receiving indemnity shall assign to the Indemnifying Party all of its claims for recovery against third Persons as to such Losses, whether by insurance coverage, contribution claims, subrogation or otherwise. In any case where an

Indemnified Party recovers from third Persons any amount (other than any amounts deducted pursuant to Section 9.5(e) hereof) in respect of a matter with respect to which an Indemnifying Party has indemnified it pursuant to this Article IX, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter and (ii) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.

     (e) If either Purchaser or Seller is required to indemnify the other pursuant to the provisions of this Article IX for any Loss or Liability (“Indemnifiable Cost”), then (i) the Indemnified Party shall reimburse the Indemnifying Party for any Tax Benefit resulting from the payment of the Indemnifiable Cost by the Indemnified Party and (ii) the indemnity payment required to made by the Indemnifying Party shall be increased by the amount of any Tax Cost borne by the Indemnified Party with respect to such payment (or with respect to any increase in an indemnity payment as a result of this clause (ii)). The Tax Benefit reimbursement shall be made when actually realized by the Indemnified Party, whether such realization occurs in the year the indemnification payment is made or in a later year via a loss carryforward, foreign tax credit carryforward or otherwise. “Tax Benefit” shall mean the excess, if any, of (i) Taxes that would have been incurred by the Indemnified Party for the year at issue if the Indemnifiable Cost had not been incurred by the Indemnified Party, over (ii) the actual Taxes payable by the Indemnified Party. “Tax Cost” shall mean the amount of any Tax imposed upon a payment made pursuant to this Article IX and actually paid by the Indemnified Party in the taxable year in which the payment was received plus the value of any tax asset used to offset any such Tax, as determined by the Indemnified Party in good faith. In years subsequent to the year the Tax Benefit is realized, the Indemnifying Party shall reimburse the Indemnified Party for the Reduced Tax Benefit, if any, resulting from the Tax consequences of the Indemnifiable Cost. “Reduced Tax Benefit” shall mean the difference, if any, between the Taxes actually incurred by the Indemnified Party in the subsequent year at issue and the Taxes that the Indemnified Party would have incurred had the Indemnifiable Cost not been incurred by the Indemnified Party. Where an Indemnified Party has losses, deductions, credits or other items available to it, the Tax Benefit from an Indemnifiable Cost shall be treated for purposes of this section as actually realized only after the utilization of all such other losses, deductions, credits or other items. The amount of any reimbursement hereunder shall be adjusted to reflect any final determination with respect to the Indemnified Party’s liability for Taxes, and payments required by this Section 9.5(e) relating to Tax Benefits shall be satisfied by a separate cash payment to the party entitled to the benefit of such reimbursement, shall be separate from any other indemnification obligation under this Article IX, and the amount due under this Section 9.5(e) shall not delay or affect any other amounts due under this Article IX. Notwithstanding anything to the contrary in this Agreement, the obligations of the parties under this Section 9.5(e) with respect to reimbursements for Tax Benefits and Reduced Tax Benefits shall not be subject to a deductible, threshold or similar concept and shall be unlimited in amount.

     SECTION 9.6 Indemnification as Exclusive Remedy. The indemnification provided in this Article IX and Article XII, subject to the limitations set forth herein, shall be the exclusive post-Closing remedy available to any party for any breach of any representation, warranty or covenant by the other party contained herein.

     SECTION 9.7 Mitigation of Damages.

     (a) An Indemnified Party shall, to the extent practicable and reasonably within its control and at the expense of the Indemnifying Party, make commercially reasonable efforts to mitigate any damages of which it has adequate notice, provided that the Indemnified Party shall not be obligated to act in contravention of applicable Law or in contravention of reasonable and customary practices of a prudent person in similar circumstances. The Indemnifying Party shall have the right, but not the obligation, and shall be afforded the opportunity by the Indemnified Party to the extent reasonably possible, to make commercially reasonable efforts to minimize damages before such damages actually are incurred by the Indemnified Party.

     (b) Each Indemnified Party shall maintain such insurance coverage with respect to its business as is customary for an entity of the size and nature of such Indemnified Party. Each Indemnified Party shall be obligated in connection with any claim for indemnification under this Article IX to use all commercially reasonable efforts to obtain any insurance proceeds and indemnification payments payable to such Indemnified Party by any third party available with regard to the applicable claims. The amount which the Indemnifying Party is or may be required to pay to any Indemnified Party pursuant to this Article IX shall be reduced (retroactively, if necessary) by any insurance proceeds, indemnification payments or other amounts actually recovered by or on behalf of the Indemnified Party in reduction of the related damages. If the Indemnified Party shall have received the payment required by this Agreement from the Indemnifying Party in respect of damages and shall subsequently receive insurance proceeds, indemnification payments or other amounts in respect of such damages, then such Indemnified Party shall promptly repay to the Indemnifying Party a sum equal to the amount of such insurance proceeds, indemnification payments or other amounts actually received.

ARTICLE X

TERMINATION AND WAIVER

     SECTION 10.1 Termination.

     (a) This Agreement may be terminated at any time prior to the Closing:

             (i) by the mutual written consent of Seller and Purchaser; or

             (ii) by either Seller or Purchaser if the Closing shall not have occurred on or prior to September 30, 2005; provided, however, that the right to terminate this Agreement under this Section 10.1(a) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the principal cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; or

             (iii) by either Seller or Purchaser in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; or

             (iv) by Seller upon written notice to Purchaser if the condition to the Closing set forth in Section 8.1(a) shall have become incapable of fulfillment and shall not have been waived by Seller; or

             (v) by Purchaser upon written notice to Seller if the condition to the Closing set forth in Section 8.2(a) shall have become incapable of fulfillment and shall not have been waived by Purchaser.

     (b) In the event of termination by Seller or Purchaser pursuant to this Section 10.1:

             (i) Purchaser shall return all documents and other material received from Seller, the Company or any representative of Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Seller; and

             (ii) all confidential information received by Purchaser with respect to the business of the Company and the Subsidiaries shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

     SECTION 10.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party except that (a) the last sentence of Section 5.2(a), Section 10.1, this Section 10.2, Section 11.1 and Section 11.5 shall survive any such termination and (b) nothing herein shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

     SECTION 10.3 Termination Fee. Purchaser agrees to pay to Seller a fee equal to 2% of the Purchase Price if this Agreement is terminated by Seller pursuant to Section 10.1(iv) as a result of a material breach of covenant by Purchaser. Any such payment by Purchaser to Seller shall be in addition to and shall not limit any other legal or equitable rights or remedies Seller may have against Purchaser.

     (b) Seller agrees to pay to Purchaser a fee equal to 2% of the Purchase Price if this Agreement is terminated by Purchaser pursuant to Section 10.1(v) as a result of a material breach of covenant by Seller. Any such payment by Seller to Purchaser shall be in addition to and shall not limit any other legal or equitable rights or remedies Purchaser may have against Seller.

ARTICLE XI

GENERAL PROVISIONS

     SECTION 11.1 Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants (including any brokerage, finder’s or other fee or commission), incurred in connection with this Agreement, the agreements contemplated hereby to be executed by the parties and the transactions contemplated hereby and thereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

     SECTION 11.2 Disclaimer Regarding Projections; No Additional Representations; Disclaimer of Warranties.

     (a) In connection with Purchaser’s investigation of the Company, the Subsidiaries and the Joint Ventures, Purchaser has received from Seller, the Company, the Subsidiaries and/or the Joint Ventures certain projections and other forecasts and certain business plan information. Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Purchaser shall have no claim against anyone with respect thereto. Accordingly, Purchaser acknowledges that Seller makes no representation or warranty with respect to such projections, forecasts or plans.

     (b) Purchaser acknowledges that it and its representatives have been permitted sufficient access to the books and records, facilities, equipment, Tax Returns, contracts, insurance policies (or summaries thereof) and other properties and assets of the Company, the Subsidiaries and the Joint Ventures that it and its representatives have desired or requested to see or review to make its decision to enter into this Agreement, and that it and its representatives have had a full opportunity to meet with the officers and employees of the Company, the Subsidiaries and the Joint Ventures to discuss the business of the Company, the Subsidiaries and the Joint Ventures. Purchaser acknowledges that (i) none of Seller, the Company, the Subsidiaries, the Joint Ventures or any other Person has made any representation or warranty, expressed or implied, as to the Company, any Subsidiary or any Joint Venture or the accuracy or completeness of any information regarding the Company, the Subsidiaries and the Joint Ventures furnished or made available to Purchaser and its representatives, except as expressly set forth in this Agreement, (ii) Purchaser has not relied on any representation or warranty from Seller, the Company, the Subsidiaries, the Joint Ventures or any other Person in determining to enter into this Agreement, except as expressly set forth in this Agreement and (iii) none of Seller, any of its Affiliates (including the Company, the Subsidiaries and the Joint Ventures) or any other Person shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including the Confidential Memorandum prepared by Citigroup Global Markets Inc. that sets forth certain information relating to the Company, the Subsidiaries and the Joint Ventures (or any supplement thereto or update thereof) and any information, documents or material made available to Purchaser in any “data rooms,” management presentations or in any other form in expectation of the transactions contemplated hereby.

     (c) EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT AND THE CERTIFICATE DELIVERED BY SELLER PURSUANT TO SECTION 8.2(a), SELLER IS SELLING THE SHARES (AND THE BUSINESS AND ASSETS OF THE COMPANY REPRESENTED THEREBY) ON AN “AS IS, WHERE IS” BASIS AND SELLER DISCLAIMS ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTIES WHETHER EXPRESS OR IMPLIED. SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER. The representations and warranties are included in this Agreement as a matter of risk allocation only and the inaccuracy or breach of any representation and warranty in no event shall be used as evidence of or be deemed to constitute bad faith, misconduct, misrepresentation or fraud by Seller even if it is shown that Seller knew or should have known that such representation and warranty was incorrect when made.

     SECTION 11.3 Materiality; Schedules.

     (a) Except as otherwise provided in this Agreement, the term “material” and the concept of the “material” nature of an effect upon the Company shall be measured relative to the entire business of the Company, the Subsidiaries and the Joint Ventures, taken as a whole, as such business is currently being conducted. The fact that there have been included in the Schedules and may be included elsewhere in this Agreement items which are not “material” within the meaning of the immediately preceding sentence shall not be deemed to be an admission or agreement by Seller that such items are “material” or to further define the meaning of such term for purposes of this Agreement.

     (b) Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the ordinary course of business for purposes of this Agreement. Seller may at the Closing, by notice in accordance with the terms of this Agreement, supplement, amend or create any Schedule in order to add information or correct previously supplied information. No such amendment shall be evidence, in and of itself, that the representations and warranties in the corresponding section are no longer true and correct in all material respects. It is specifically agreed that such Schedules may be amended to add immaterial, as well as material, items thereto; provided, however, that no supplemental, amended or additional Schedule shall affect the representations, warranties, covenants or agreements of Seller set forth in this Agreement or be deemed to cure any breach for purposes of this Agreement.

     SECTION 11.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.4:

     (a) if to Seller:

CSX Corporation
500 Water Street
Jacksonsville, FL 32202
Fax: (904) 359-3597
Attention: Ellen M. Fitzsimmons, Senior Vice President – Law and General Counsel

with a copy to:

Arnold & Porter LLP
555 Twelfth Street, N.W.
Washington, DC 20004
Fax: (202) 942-5999
Attention: Steven Kaplan

     (b) if to Purchaser:

Dubai Ports International FZ Ltd.
P.O. Box 17000
Dubai
United Arab Emirates
Fax: (971-4) 881-5169
Attention: Mohammed Sharaf, Managing Director

with a copy to:

Sullivan & Cromwell LLP
28th Floor
Nine Queen’s Road Central
Hong Kong
Fax: (852) 2522-2280
Attention: Michael G. DeSombre

     SECTION 11.5 Public Announcements. No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other parties, and the parties shall cooperate as to the timing and contents of any such press release or public announcement; provided, however, that a party may, without the prior consent of the other parties, make such press release or public announcement as may be required by Law or any listing agreement with a securities exchange if it has used its reasonable best efforts to consult with the other parties and to obtain such parties’ consent but has been unable to do so in a timely manner. Nothing in this Section 11.5 shall interfere with Seller’s reporting obligations under the Securities Act and the Exchange Act.

     SECTION 11.6 Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 11.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

     SECTION 11.8 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof.

     SECTION 11.9 Assignment. Other than by Purchaser in accordance with Section 12.1 hereof, this Agreement may not be assigned by operation of law or otherwise by any party without the prior written consent of the other party (which consent may be granted or withheld in the sole discretion of such other party). Any attempted assignment in violation of this Section 11.9 shall be void.

     SECTION 11.10 No Third Party Beneficiaries. Except for the provisions of Article IX relating to Indemnified Parties, this Agreement shall be binding upon and inure solely to the benefit of the parties and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     SECTION 11.11 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties.

     SECTION 11.12 Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracies in the representations and warranties of another party contained herein or in any document delivered by another party pursuant hereto or (c) waive compliance with any of the agreements or conditions of another party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

     SECTION 11.13 Governing Law; Waiver of Right to Jury Trial; Waiver of Immunity. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that state. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any New York state or Federal court sitting in the City of New York, and the parties hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement. Each party irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to such party at its address specified in Section 11.4. The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Section 11.13 shall affect the right of any party to serve legal process in any other manner permitted by law. The consents to jurisdiction set forth in this Section 11.13 shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 11.13 and shall not be deemed to confer rights on any Person other than the parties. Each party hereto irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, any right to a trial by jury. To the extent that Purchaser, Seller or any of their respective revenues, assets or properties shall be entitled with respect to any suit, action or proceeding arising out of or relating to this Agreement at any time brought against Purchaser, Seller or any of their respective revenues, assets or properties in any applicable jurisdiction, or with respect to any suit, action or proceeding at any time brought solely for the purpose of enforcing or executing any judgment or award in any applicable jurisdiction, to any immunity, on the grounds of sovereignty or otherwise, from suit, from the jurisdiction of any court, from attachment prior to judgment, from attachment in aid of execution of judgment, from execution of a judgment or from any other legal or judicial process or remedy, and to the extent that in any such jurisdiction there shall be attributed such an immunity, each of Purchaser and Seller hereby irrevocably agrees not to claim and irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction (including, without limitation, the Foreign Sovereign Immunities Act of 1976 of the United States). In addition, to the extent that Purchaser, Seller or any of their respective revenues, assets or properties shall be entitled, in any jurisdiction, to any immunity from setoff, banker’s lien or any similar right or remedy, and to the extent that there shall be attributed, in any jurisdiction, such an immunity, each of Purchaser and Seller hereby irrevocably agrees not to claim and irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction with respect to any claim, suit, action, proceeding, right or remedy arising out of or in connection with the Agreement.

     SECTION 11.14 Counterparts. This Agreement may be executed in one or more counterparts, and by the parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

ARTICLE XII

PURCHASER ASSIGNMENT & GUARANTEE

     SECTION 12.1 Purchaser Assignment & Guarantee. Seller hereby agrees that Purchaser may assign its rights and obligations under this Agreement to one or more directly or indirectly wholly owned subsidiaries of Purchaser (the “Assigned Purchaser”); provided that, in the event of such assignment, Purchaser shall remain bound to perform any unperformed obligation under this Agreement. To induce Seller to agree to such right of assignment, Purchaser hereby unconditionally and irrevocably guarantees, as a principal and not as a surety, to Seller and its successors and assigns all payment and performance obligations of any Assigned Purchaser arising hereunder and shall indemnify Seller for any costs and expenses incurred by Seller in enforcing this Section 12.1. Purchaser agrees that the Company and Seller shall not be required to provide Purchaser with any notice pursuant to this Section 12.1 and that no failure to give any such notice shall discharge or diminish the liability which Purchaser would have had under this Section 12.1 if such notice had been given.

[Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CSX CORPORATION

By:	/s/ Michael J. Ward

Name: Michael J. Ward
Title: Chairman, President and Chief Executive Officer

DUBAI PORTS INTERNATIONAL FZ LTD.

By:	/s/ Sultan Ahmed Bin Sulayen

Name: Sultan Ahmed Bin Sulayen
Title: Executive Chairman

EXHIBIT A

AMENDED AND RESTATED
PAYMENT AND INDEMNITY, LITIGATION SUPPORT AND CONTROL, AND

CONFIDENTIALITY AGREEMENT

Dated as of _________, 2005

by

and

among

CSX RESIDUAL COMPANY

as Indemnitor,

CSX CORPORATION

as Guarantor,

DUBAI PORTS INTERNATIONAL FZ LTD.

as Purchaser

and

SL SERVICE, INC.,

as Beneficiary

TABLE OF CONTENTS
(Not Part of Agreement)

i

     This AMENDED AND RESTATED PAYMENT AND INDEMNITY, LITIGATION SUPPORT AND CONTROL, AND CONFIDENTIALITY AGREEMENT dated as of                  , 2005 (this “Agreement”) by and among between CSX Corporation, a Virginia corporation (the “Guarantor”), CSX Residual Company, a Delaware corporation (the “Indemnitor”), Dubai Ports International FZ Ltd. (the “Purchaser”), and SL Service, Inc., a Delaware corporation (together with its successors and permitted assigns, the “Beneficiary”).

     WITNESSETH:

     WHEREAS, the Guarantor, the Indemnitor and the Beneficiary are parties to that certain Payment and Indemnity Agreement, dated as of December 26, 2003, and together with the Purchaser desire to amend and restate such agreement in its entirety;

     WHEREAS, the Guarantor owns all of the issued and outstanding capital stock of the Beneficiary and the Indemnitor;

     WHEREAS, as of the date hereof, the Purchaser and the Guarantor are consummating the transactions contemplated by that certain Stock Purchase Agreement, by and between the Guarantor and the Purchaser, dated December      , 2004, pursuant to which the Purchaser is purchasing all of the issued and outstanding shares of capital stock of the Beneficiary (the “Purchase Agreement”, such transaction being referred to herein as the “SLSI Purchase”);

     WHEREAS, prior to the date hereof, the Beneficiary has disposed of substantially all of its principal lines of business, other than the business currently conducted by CSX World Terminals LLC (“CSXWT”);

     WHEREAS, in connection with such prior dispositions the Beneficiary has retained certain assets and residual obligations of such other lines of business;

     WHEREAS, the Indemnitor has agreed to pay, indemnify against or otherwise assume liability for, all obligations of the Beneficiary or any other Indemnified Party that do not arise directly or indirectly out of the Business (collectively, the “Residual Liabilities”);

     WHEREAS, the Purchaser and the Beneficiary have agreed, to the extent reasonably practicable, to transfer or distribute to the Guarantor all assets of the Beneficiary that do not relate to the Business, including without limitation, the assets set forth in Schedule A attached hereto (the “Residual Assets”) and, to the extent not reasonably practicable, distribute to the Guarantor any net proceeds or receipts relating to the Residual Assets;

     WHEREAS, the Guarantor has agreed to guarantee the obligations of the Indemnitor under this Agreement;

     WHEREAS, as used herein, the term “Business” shall mean any activity, action, business or operation associated with (i)(A) the loading and unloading of containers from motorized marine vessels outside of the United States, (B) the related storage of containers outside of the United States or (C) any other ancillary services associated with the operations of a marine terminal business outside of the United States or (ii) any related consulting, crane servicing, warehousing and logistics-related business and ancillary businesses, and for avoidance of doubt, shall include, without limitation, all activities, actions, businesses and operations (whether as a shareholder, operator or otherwise) of the type or nature previously or currently undertaken by CSXWT, including, without limitation, activities at CSXWT’s Charlotte, North Carolina headquarters, whether undertaken by itself or by any successor to all or part of its business or through their respective subsidiaries, joint ventures or other investments or by any of their respective predecessors; but shall exclude (x) the businesses or assets or interests therein sold by the Beneficiary to A.P. Moller-Maersk, the Carlyle Group and/or Horizon Lines LLC (the “Prior Businesses”), (y) the entities that are the subject of Sections 5.14 and 5.15 of the Purchase Agreement and (z) the following entities and the their operations: Orient Trucking Limited, Rail Rhine B.V., CSX World Terminals (Europe) Ltd., FML, Limited, Expert Terminal Services Limited, and Vostochny International Container Services.

     WHEREAS, as of the date hereof, the Purchaser and the Guarantor are consummating the transactions contemplated by that certain Stock Purchase Agreement, by and between the Guarantor and the Purchaser, dated as of December      , 2004, pursuant to which the Purchaser is purchasing all of the issued and outstanding shares of capital stock of the Beneficiary (the “Purchase Agreement”, such transaction being referred to herein as the “SLSI Purchase”);

     WHEREAS, in addition to the obligations set forth in Section 5.2(b) of the Purchase Agreement by which the Purchaser agrees to retain for a certain period of time all books and records of the Beneficiary existing on the Closing Date (as defined in the Purchase Agreement) and to allow the Guarantor access to such books and records as well as to employees of the Beneficiary and its subsidiaries, the parties hereto desire, among other things, to set forth certain document retention and access obligations as provided herein in the context of certain disputes that exist or may arise in the future;

     WHEREAS, in connection with the SLSI Purchase, the Purchaser has entered into and is a party to the Confidentiality Agreement (as defined below);

     WHEREAS, there are, and may in the future be, certain disputes with, or claims by or against, third parties arising out of or otherwise related to the Residual Liabilities (the “CSX Disputes”) in which the Guarantor and/or the Beneficiary have a mutual interest but in respect of which the Beneficiary, upon the consummation of the SLSI Purchase, will no longer have primary liability, insofar as any Losses (as defined below) suffered by the Beneficiary in connection with any CSX Dispute shall be borne by the Indemnitor and guaranteed by the Guarantor pursuant to the terms of the Indemnity (as defined below);

     WHEREAS, the Guarantor has assumed and controlled the defense of all CSX Disputes existing prior to the consummation of the SLSI Purchase (the “Closing Date CSX Disputes”), a list of which is set forth in Schedule B attached hereto, and the Beneficiary and the Purchaser each desire and agree that, on and after the Closing Date, the Guarantor shall continue to assume and control the defense of all such CSX Disputes and that neither the Beneficiary nor the Purchaser shall have any right or obligation to participate in such CSX Disputes except as otherwise expressly provided herein;

     WHEREAS, the Purchaser and the Beneficiary each desire and agree that the Guarantor shall assume and control the defense of any CSX Dispute that is initiated on or after the Closing Date (the “Post-Closing Date CSX Disputes”) and that neither the Purchaser or the Beneficiary shall have any right or obligation to participate in such CSX Disputes except as otherwise expressly provided herein;

     WHEREAS, copies of certain communications, data, reports, opinions, electronic mail and other documents and information that may be relevant to the Closing Date CSX Disputes (the “CSX Closing Date Data”) will be retained by the Guarantor (it being agreed and understood that the originals of the CSX Closing Date Data will remain the property of the Beneficiary as part of the SLSI Purchase);

     WHEREAS, certain communications, data, reports, opinions, electronic mail and other documents and information that may be relevant to the Post-Closing Date CSX Disputes (the “Post-Closing Date CSX Data” and together with the Closing Date CSX Data, the “CSX Data”) will remain the property of the Beneficiary as part of the SLSI Purchase;

     WHEREAS, the Guarantor possesses rights to assert or waive certain privileges with respect to attorney-client communications, attorney work product and other relevant privileges that constitute part of the CSX Data (collectively, the “CSX Privileges”) and the Guarantor desires to maintain the confidentiality of that portion of the CSX Data that is protected by the CSX Privileges (the “CSX Privileged Materials”);

     WHEREAS, certain communications, data, reports, opinions, electronic mail and other documents and information that may be relevant to the CSX Disputes will remain the property of the Guarantor or its affiliates following the SLSI Purchase (the “CSX Retained Data”);

     WHEREAS, the Beneficiary possesses rights to assert or waive certain privileges with respect to attorney-client communications, attorney work product and other relevant privileges that constitute part of the CSX Retained Data (collectively, the “SL Service Privileges”, and together with the CSX Privileges, the “Privileges”) and the Beneficiary desires to maintain the confidentiality of that portion of the CSX Retained Data that is protected by the SL Service Privileges (the “SL Service Privileged Materials”, and together with the CSX Privileged Materials, the “Privileged Materials”);

     WHEREAS, certain employees with information or knowledge relevant to the CSX Disputes (the “Relevant Employees,” and each a “Relevant Employee”) will remain employed by subsidiaries of the Beneficiary upon consummation of the SLSI Purchase;

     WHEREAS, the Guarantor desires to have continued access to the Post-Closing Date CSX Data and the Relevant Employees after the Closing Date;

     WHEREAS, the Purchaser is bound to maintain the confidentiality of information (including the CSX Privileged Materials) provided to it in connection with the SLSI Purchase pursuant to (i) Section 5.12 of the Purchase Agreement, and (ii)(A) the Confidentiality Letter Agreement dated September 15, 2004, from Citigroup Global Markets, Inc. on behalf of the Guarantor to, and accepted and agreed to by, the Purchaser, as amended; (B) the Supplemental Confidentiality Agreement, dated October 18, 2004 from Citigroup Global Markets Inc. on behalf of the Guarantor to, and accepted and agreed to by, the Purchaser, as may be amended; and (C) Supplemental Confidentiality Agreement #2, dated November 24, 2004 from Citigroup Global Markets Inc. on behalf of the Guarantor to, and accepted and agreed to by, the Purchaser, as may be amended (collectively (ii)(A), (B) and (C), the “Confidentiality Agreement”); and

     WHEREAS, the Guarantor, the Beneficiary and the Purchaser desire to establish that after the Closing Date (i) the Guarantor will have the sole right to assert and waive the Privileges in connection with any CSX Dispute, (ii) the Guarantor will continue to control the defense of all of the Closing Date CSX Disputes and will assume and control the defense of all of the Post-Closing Date CSX Disputes, and neither the Beneficiary nor the Purchaser will have any right or obligation to participate in the defense of the CSX Disputes except as otherwise expressly provided herein or in the Purchase Agreement, and (iii) the Guarantor, the Purchaser and the Beneficiary will maintain the confidentiality of all the Privileged Materials until all relevant CSX Disputes are finally resolved;

     NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Guarantor, the Indemnitor, the Beneficiary and the Purchaser hereby agree as follows:

SECTION 1. Interpretation. The following terms shall have the following meanings for all purposes of this Agreement:

     (a) unless otherwise expressly provided, all references herein to Sections or other subdivisions refer to the corresponding Sections and other subdivisions of this Agreement;

     (b) the terms “hereof,” “herein,” “hereby,” “hereto,” “hereunder,” “hereinafter” and “herewith” refer to this Agreement;

     (c) the word “including” means “including without limitation” and the word “or” is not exclusive; and

     (d) the word “Person” shall be construed broadly, and shall include any individual, corporation, partnership, joint venture, association, joint-stock company, unincorporated organization or governmental entity (or any agency or political subdivision thereof).

SECTION 2. Payment and Performance Covenant.

     (a) The Indemnitor hereby unconditionally and irrevocably covenants:

         (i) the due, punctual and full payment of all amounts for which any Indemnified Party is liable under the Residual Liabilities; and

         (ii) the due, punctual and full performance of all covenants, and compliance with all terms and conditions in respect of which any Indemnified Party would be liable for non-performance thereof or non-compliance therewith under the Residual Liabilities, other than those referred to in clause (i) of this Section.

     (b) All amounts for the payment of which a Indemnified Party would be liable under the Residual Liabilities, including any interest or penalties, are hereinafter referred to as the “CSX Payments,” and all covenants, terms and conditions in respect of which the Indemnified Party would be liable for non-performance thereof or non-compliance therewith under the Residual Liabilities are hereinafter referred to as the “CSX Actions.” The CSX Payments and CSX Actions are hereinafter collectively referred to as the “CSX Covenants.” The Guarantor and the Indemnitor, jointly and severally, represent and warrant that Schedule C sets forth a true and accurate list of each agreement under which such CSX Covenant arises (although any failure to list any CSX Covenant or CSX Obligation required to be so listed will constitute only a breach of this representation and warranty and shall not relieve the Guarantor and the Indemnitor of any obligation or payment, performance or compliance hereunder).

     (c) The agreement of the Indemnitor set forth in Section 2 of this Agreement (the “Indemnitor Covenant”) is a covenant of payment, performance and compliance, and is in no way conditioned or contingent upon any performance or compliance by a Indemnified Party or its respective successors or assigns under any agreement or instrument which is the subject of a Residual Liability (each such agreement or instrument, a “CSX Obligation”).

     (d) If the Indemnitor fails promptly to fulfill its obligations under the Indemnitor Covenant with respect to any CSX Covenant, or elects not to cure or prevent the occurrence of a breach under the relevant CSX Obligation as contemplated by Section 20(m) hereof, the Indemnified Party may, but is not obligated to, fulfill any such CSX Covenant. Unless the Indemnified Party’s failure to do so could subject the Indemnified Party to criminal liability, significant consequential damages or a material adverse effect to its business or condition, the Indemnified Party agrees that it will not so fulfill any such CSX Covenant if and to the extent that the Indemnitor shall have delivered to the Beneficiary a writing stating that the Indemnitor disputes in good faith that payment or performance of such CSX Covenant is due but clearly and unconditionally acknowledging liability therefor hereunder in the event that payment or performance is in fact due. Any amounts so paid and all costs and expenses (including reasonable fees and disbursements of outside counsel and outside accountants and other reasonably necessary professional experts) incurred by the Indemnified Party in fulfilling any CSX Covenant or otherwise in enforcing or preserving any of its rights under the Indemnitor Covenant and all other amounts due from the Indemnitor hereunder to the Indemnified Party shall be payable by the Indemnitor or the Guarantor as incurred upon demand of the Indemnified Party therefor.

SECTION 3. Residual Assets.

     (a) The Guarantor and the Indemnitor jointly and severally represent and warrant that Schedule A sets forth a true and accurate list of each Residual Asset as of the date hereof.

     (b) The Purchaser and the Beneficiary shall use commercially reasonable efforts to transfer, assign or otherwise distribute to Seller (for no or nominal consideration) all of the Beneficiary’s right, title and interest in and to the Residual Assets (the “Transfers”) as soon as reasonably practicable after the date hereof; provided, however, that such efforts shall not include making any monetary payments in connection therewith, and any and all such monetary payments shall be the sole responsibility and obligation of Seller. The Purchaser and the

Beneficiary shall cooperate with Seller’s employees, agents and representatives in any reasonable arrangement designed to provide Seller with all of the benefits in and to all such Residual Assets until the Transfers have been effected. At Seller’s request, the Purchaser and the Beneficiary, at Seller’s expense, shall take or cause to be taken all commercially reasonable efforts requested by Seller to enforce, for the benefit of Seller, any and all right, title and interest in and to any such Residual Asset not otherwise transferred and assigned pursuant to the provisions of this Agreement. The Purchaser and the Beneficiary each agree to remit promptly to Seller all collections, payments and other forms of consideration received by the Purchaser or the Beneficiary or any of their respective affiliates in respect of all such Residual Assets, and shall hold all such collections, payments and other consideration for the benefit of, and promptly pay the same over to, Seller; provided, however, that nothing herein shall create or provide any rights or benefits in or to the Residual Assets for or in any third party. In no event shall the Purchaser or the Beneficiary, sell, transfer, assign, lease, license or otherwise dispose of, or pledge, mortgage, grant a security interest in or otherwise encumber any right or interest in any of the Residual Assets, except in accordance with this Agreement.

SECTION 4. Indemnity Agreement.

     (a) The Indemnitor hereby agrees to indemnify and hold harmless each of the Purchaser and the Beneficiary and each of their present and future subsidiaries, joint ventures, shareholders, directors, officers, partners, affiliates, employees, successors and assigns, (a party or parties being indemnified being referred to herein as an “Indemnified Party”) from and against any and all claims, losses, liabilities, damages, charges, actions, judgments, suits, proceedings, governmental investigations, deficiencies, taxes, interests, penalties, costs and expenses (including interest and penalties, reasonable costs of investigation, and the reasonable fees, disbursements and expenses of attorneys, accountants and other reasonably necessary processional experts) (collectively, the “Losses”) imposed upon or incurred by an Indemnified Party resulting from or arising directly or indirectly out of the Residual Liabilities, the Residual Assets and the CSX Obligations (the “Indemnity”).

     (b) In the event a claim or demand covered by the Indemnity is brought against an Indemnified Party (an “Indemnified Claim”), such Indemnified Party shall deliver to the Indemnitor or the Guarantor written notice of such Indemnified Claim (a “Claim Notice”) within 10 days after receipt by such Indemnified Party of notice of the Indemnified Claim; provided, however, and notwithstanding anything to the contrary herein, that failure to give such Claim Notice shall not affect the indemnification provided hereunder except if and only to the extent that the Indemnitor shall have been actually and materially prejudiced as a result of such failure.

     (c) The Indemnitor, promptly after receipt of a Claim Notice and after consultation with the Beneficiary, shall determine whether such Indemnified Claim shall be deemed to be a Post-Closing Date CSX Dispute. If such Indemnified Claim is determined to be a Post-Closing Date CSX Dispute, the Indemnitor or the Guarantor shall assume the defense thereof in accordance with the procedures set forth in Section 10 of this Agreement.

     (d) If the Indemnitor, after consultation with the Beneficiary, determines that an Indemnified Claim is not a CSX Dispute, the Indemnitor shall so notify the Indemnified Party that delivered the Claim Notice with an acknowledgement to such Indemnified Party of its rights under the Indemnity. The Indemnitor or the Guarantor shall be entitled to participate in the defense of such Indemnified Claim and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnitor and reasonably acceptable to such Indemnified Party; provided, that the Indemnitor acknowledges to the Indemnified Party its right to indemnity pursuant hereto in respect of the entirety of such claim (as such claim may have been modified through written agreement of the parties hereunder). Should the Indemnitor so elect to assume the defense of an Indemnified Claim, the Indemnitor shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, but shall continue to pay for any Losses suffered to the extent provided under the Indemnity. If the Indemnitor assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor. Notwithstanding the foregoing, if the Indemnitor shall not assume the defense of an Indemnified Claim within 10 business days after it receives any Claim Notice, such Indemnified Claim shall be deemed not to be a CSX Dispute and the Indemnified Party, by written notice to the Indemnitor, may employ one counsel of its own and control the defense of such Indemnified Claim and the Indemnitor shall be liable for the reasonable fees, charges and disbursements of such counsel employed by the Indemnified Party, and the Indemnified Party shall be promptly reimbursed for any such fees, charges and disbursements, as and when incurred upon written request to the Indemnitor or the Guarantor along with documentation in support thereof.

     (e) Whether the Indemnitor or the Indemnified Party controls the defense of any Indemnified Claim, the parties shall cooperate in the defense thereof. Such cooperation shall include the retention and provision to the counsel to the controlling party of records and information which are reasonably relevant to such Indemnified Claim, and making employees and agents available on a mutually convenient basis to provide additional information and explanation or testimony for any material provided hereunder or with respect to relevant facts as set forth in Sections 12 and 13 of this Agreement, in each case, at the expense of the Indemnitor or the Guarantor.

     (f) If the Indemnitor or the Guarantor shall have assumed the defense of an Indemnified Claim, it shall have the right to settle, compromise or discharge such Indemnified Claim (other than any such Indemnified Claim in which criminal conduct is alleged) without the Indemnified Party’s consent if such settlement, compromise or discharge (i) constitutes a complete and unconditional discharge and release of all Indemnified Parties and (ii) provides for no obligation on the part of the Indemnified Party other than the payment of monetary damages and such monetary damages are paid in full by the Indemnitor or the Guarantor, and in all other cases may not so settle without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld).

     (g) The rights accorded to the Indemnified Parties under the Indemnity shall be in addition to any rights that any Indemnified Party may have at law or in equity under the laws of any governmental authority, but no Indemnified Party shall be entitled to cumulative recoveries in excess of its losses.

SECTION 5. Subrogation; Subordination.

     The Indemnitor shall be subrogated to the rights of any Indemnified Party (i) with respect to which a payment shall have been made by the Indemnitor pursuant to the terms of the Indemnity as and when such payment shall have been made by the Indemnitor, or (ii) for the benefit of which the Indemnitor shall have fulfilled or caused to be fulfilled any CSX Actions as and when the Indemnitor shall have fulfilled or caused to be fulfilled such CSX Actions; provided, that the Indemnitor shall not be entitled to receive payment arising from payment or performance by the Indemnitor pursuant to the terms of this Agreement, and any such payment shall be subordinate to, and junior in right of payment of, the CSX Payments until the CSX Payments shall be paid in full.

SECTION 6. Taxes; Recoveries.

     (a) Any amount payable by the Indemnitor or the Guarantor pursuant to this Agreement shall (retroactively if necessary) (i) be decreased to the extent of any insurance proceeds received by any Indemnified Party in respect of any Loss, Residual Liability or CSX Obligation, and (ii) be reduced by any actual recoveries from third Persons pursuant to indemnification or otherwise in respect thereto to the extent attributable to the Losses of any Indemnified Party.

     (b) After receipt by any Indemnified Party of payment in full for all Losses pursuant to the Indemnity, if such Indemnified Party recovers from third Persons any amount (other than any amounts previously deducted pursuant to Section 6(a) hereof), such Indemnified Party shall promptly pay over to the Indemnitor or the Guarantor the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery to the extent such amount recovered does not exceed the amount paid by the Indemnitor pursuant to the Indemnity).

     (c) If the Indemnitor is required to indemnify an Indemnified Party for any Loss (“Indemnifiable Cost”), then (i) the Indemnified Party shall reimburse the Indemnitor for any Tax Benefit resulting from the payment of the Indemnifiable Cost by the Indemnified Party and (ii) the indemnity payment required to made by the Indemnitor shall be increased by the amount of any Tax Cost borne by the Indemnified Party with respect to such payment (or with respect to any increase in an indemnity payment as a result of this clause (ii)). The Tax Benefit reimbursement shall be made when actually realized by the Indemnified Party, whether such realization occurs in the year the indemnification payment is made or in a later year via a loss carryforward, foreign tax credit carryforward or otherwise. “Tax Benefit” shall mean the excess, if any, of (i) Taxes that would have been incurred by the Indemnified Party for the year at issue if the Indemnifiable Cost had not been incurred by the Indemnified Party, over (ii) the actual Taxes payable by the Indemnified Party. “Tax Cost” shall mean the amount of any Tax imposed upon a payment made pursuant to this Agreement and actually paid by the Indemnified Party in the taxable year in which the payment was received, plus the value of any tax asset used to offset any such Tax, as determined by the Indemnified Party in good faith. In years subsequent to the year the Tax Benefit is realized, the Indemnitor shall reimburse the Indemnified Party for the Reduced Tax Benefit, if any, resulting from the Tax consequences of the Indemnifiable Cost. “Reduced Tax Benefit” shall mean the difference, if any, between the Taxes actually incurred by the Indemnified Party in the subsequent year at issue and the Taxes that the Indemnified Party would have incurred had the Indemnifiable Cost not been incurred by the Indemnified Party.

Where an Indemnified Party has losses, deductions, credits or other items available to it, the Tax Benefit from an Indemnifiable Cost shall be treated for purposes of this section as actually realized only after the utilization of all such other losses, deductions, credits or other items. The amount of any reimbursement hereunder shall be adjusted to reflect any final determination with respect to the Indemnified Party’s liability for Taxes, and payments required by this Section 6(c) relating to Tax Benefits shall be satisfied by a separate cash payment to the party entitled to the benefit of such reimbursement, shall be separate from any other indemnification obligation under this Agreement, and the amount due under this Section 6(c) shall not delay or affect any other amounts due under this Agreement. Notwithstanding anything to the contrary in this Agreement, the obligations of the parties with respect to reimbursements for Tax Benefits and Reduced Tax Benefits shall not be subject to a deductible, threshold or similar concept and shall be unlimited in amount.

SECTION 7. Certain Rights and Powers of the Beneficiary and the Indemnified Parties. The Indemnitor Covenant and the Indemnity are made solely for the benefit of, and shall be enforceable only by the Indemnified Parties. No Person other than the Indemnified Parties is an intended beneficiary hereof and no person other than the Indemnified Parties shall be entitled to enforce the obligations of the Indemnitor hereunder. No failure to exercise and no delay in exercising, on the part of any Indemnified Party, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other exercise thereof, or the exercise of any other power or right.

SECTION 8. Assignment. The Indemnitor hereby consents to the assignment by any of the Indemnified Parties or their successors or assigns any of their respective rights and interests in this Agreement but only in connection with and to the extent of a delegation of the associated obligations of such Indemnified Party under the relevant CSX Residual Liability or CSX Obligation pursuant to the provisions thereof relating to assignment of rights or delegation of duties upon a consolidation, merger, conveyance, transfer or lease of all or substantially all assets, or a substantially similar provision. Each of the Purchaser and the Beneficiary hereby consents to the assignment or delegation by the Indemnitor or any successor or assignee thereof of the rights and obligations of the Indemnitor under this Agreement to any affiliate thereof; provided, that prior to such assignment or delegation, the Guarantor acknowledges in writing to the Purchaser and the Beneficiary that the guarantee set forth in Section 16 of this Agreement hereof shall apply to such affiliate as though such affiliate were the Indemnitor hereunder.

SECTION 9. Term of Agreement. The Indemnitor Covenant and the Indemnity shall continue in full force and effect and shall not be discharged until such time as all of the CSX Payments have been paid in full and all of the agreements of the Indemnitor in respect of all the CSX Actions have been duly performed or complied with, after which the Indemnitor Covenant and the Indemnity will terminate and be of no force and effect against the Indemnitor except in respect of any indemnification under the Indemnity in respect of any Claim Notice delivered prior to 30 days after such termination or as otherwise expressly provided herein.

SECTION 10. Control of the CSX Disputes. The Guarantor and the Indemnitor jointly and severally represent and warrant that Schedule B sets forth a true and accurate list of the CSX Disputes as of the date hereof.

     (b) On and after the Closing Date, the Guarantor shall assume and control the defense of all CSX Disputes at its sole expense and through counsel of its sole choice, and neither the Purchaser nor the Beneficiary shall have any right or obligation to participate in the defense of the CSX Disputes, except as and only to the extent otherwise expressly provided herein. In furtherance thereof, the Beneficiary hereby grants the Guarantor the irrevocable right and power to file, serve, and take other necessary or advisable actions with respect to, pleadings, filings, motions, briefs, subpoenas, praecipae, notices, correspondence and other applicable documents under, using or on behalf of the Beneficiary in the course of any CSX Dispute. In the name of or on behalf of the Beneficiary, the Guarantor may, in its sole discretion, settle or compromise any CSX Dispute; provided, however, that the Guarantor shall not consent to the entry of any judgment with respect to a CSX Dispute without the prior written consent of the Beneficiary (such consent not to be unreasonably withheld) unless such settlement does not have a material adverse effect on the Purchaser or the Beneficiary.

     (c) The Purchaser and the Beneficiary each shall cooperate with the Guarantor in such defense and make available to the Guarantor all witnesses, pertinent records, materials and information relating thereto in the Purchaser’s and/or the Beneficiary’s control or possession as is reasonably required by the Guarantor (as further described in Sections 12 and 13 hereof). The Purchaser and the Beneficiary shall each promptly forward to the Guarantor any correspondence, filings, pleadings or other documents or communications received by the Beneficiary or the Purchaser in the course of any CSX Dispute.

     (d) The Purchaser and the Beneficiary acknowledge and agree that the Beneficiary has the exclusive and irrevocable right to select, hire, fire and replace counsel to represent the Beneficiary in any CSX Dispute and agrees to be represented by such counsel with respect to such CSX Dispute. The Purchaser and the Beneficiary understand that counsel will represent the Beneficiary and the Guarantor simultaneously in any such CSX Dispute and hereby waive any actual or potential conflicts that may or could arise solely as a result of this joint representation. Notwithstanding any actual or potential conflicts that may exist or arise, the Purchaser and the Beneficiary agree that, to the extent not prohibited under applicable rules of professional responsibility, each law firm/legal counsel identified on Schedule B as currently representing the Beneficiary in connection with a CSX Dispute may represent the Guarantor and the Beneficiary in the future as to those CSX Disputes and any other CSX Disputes arising from or related to similar facts and circumstances.

     (e) The Guarantor shall promptly reimburse the Purchaser or the Beneficiary for all of its or their costs, charges and expenses as incurred in connection with assisting the Guarantor pursuant this Section 10.

SECTION 11. Control of the Privileges.

     (a) Assignment of the Privileges. The Beneficiary hereby assigns to the Guarantor the right to assert and waive any of the Privileges, but only in connection with a CSX Dispute, and only to the extent that the Beneficiary would have had the right to assert or waive such Privileges but for the consummation of the SLSI Purchase; provided, that the parties hereto acknowledge and agree that this assignment of the right to assert or waive any of the Privileges by the Purchaser and the Beneficiary in favor of the Guarantor in connection with the CSX

Disputes is not, and shall not be construed as, an abandonment of any of the respective rights of the Purchaser and the Beneficiary in the Privileges.

     (b) No Waiver of Privileges. Because the Guarantor, the Beneficiary and the Purchaser believe that the Privileged Materials exchanged pursuant to the terms of this Agreement will remain confidential or privileged, the Guarantor, the Beneficiary and the Purchaser agree that this Agreement does not constitute a waiver of the Privileges. The Guarantor, the Beneficiary and the Purchaser also agree that unauthorized disclosure of any CSX Data or CSX Retained Data does not constitute, nor shall it be deemed to constitute, any waiver of privilege concerning such CSX Data or CSX Retained Data and that none of the parties hereto is authorized to waive any privilege held by the other.

SECTION 12. Access to Data.

     (a) At the request of the Guarantor any time after the Closing Date, the Purchaser or the Beneficiary shall provide the Guarantor or its representative(s) with timely access at the offices of the Purchaser or the Beneficiary during normal business hours, upon reasonable notice, to all CSX Data in the possession of the Purchaser or the Beneficiary and shall permit the Guarantor or its representative(s) (at the Guarantor’s expense) to make copies of any CSX Data in the possession of the Purchaser or the Beneficiary in order to allow the Guarantor to conduct any arbitration or other litigation arising out of or in connection with any Indemnified Claim, to respond to subpoenas or requests for documents or for any other reason arising out of or in connection with any Indemnified Claim.

     (b) Each of the Purchaser and the Beneficiary hereby consents and agrees that CSX may retain copies or originals of any CSX Data after the Closing Date that are in its possession prior to the Closing Date.

     (c) Neither the Purchaser nor the Beneficiary (nor any of their respective successor companies) shall sell, transfer, convey, assign, destroy or dispose of any CSX Data or copies of any CSX Data in its possession for a period of ten (10) years from the Closing Date, without the express written consent of the Guarantor, and thereafter, neither the Purchaser nor the Beneficiary shall destroy or dispose of any of such CSX Data, or copies of any CSX Data, unless an offer is first made in writing at least 60 days prior to such proposed destruction or disposition to surrender them to the Guarantor. The Guarantor shall not sell, transfer, convey, assign, destroy or dispose of any CSX Retained Data in its possession, or copies of any CSX Retained Data, for a period of ten (10) years from the Closing Date, without the express written consent of the Purchaser or the Beneficiary, and thereafter, the Guarantor shall not destroy or dispose of any of such CSX Retained Data, or copies of any CSX Retained Data, unless it first offers in writing at least 60 days prior to such proposed destruction or disposition to surrender them to the Purchaser or the Beneficiary.

SECTION 13. Access to Relevant Employees.

     (a) At the request of the Guarantor any time after the Closing Date, the Purchaser and the Beneficiary shall provide the Guarantor or its representative(s) with timely access to any Relevant Employee who is at the time of such request an employee of the Purchaser, the

Beneficiary or any of their affiliates (or their respective successor companies controlled by the Purchaser or the Beneficiary) and whom the Guarantor reasonably believes to have knowledge of any CSX Data or to be familiar with information relevant to any Indemnified Claim in order to allow the Guarantor to conduct any arbitration or other litigation arising out of or in connection with any Indemnified Claim, conduct interviews, question, depose or obtain the testimony of such employees on matters arising out of or in connection with any Indemnified Claim or for any other reason arising out of or in connection with any Indemnified Claim.

     (b) Each party shall cooperate with other parties with respect to scheduling and other matters so as to minimize the interference with any Relevant Employee’s regular employment duties.

     (c) The Guarantor shall promptly reimburse the Purchaser or the Beneficiary, as applicable, upon request therefor for any costs or expenses incurred by either of them in connection with assisting the Guarantor pursuant to this Agreement, including for purposes hereof, the labor costs of any Relevant Employees who are made available to the Guarantor or its representatives pursuant to Section 12 of this Agreement.

SECTION 14. Confidentiality.

     (a) The Guarantor has used reasonable endeavors prior to the Closing to identify and mark clearly, using designations such as “Privileged-Attorney Work Product” or “Attorney Client Communication” or other appropriate designation, all the CSX Data in the possession of CSXWT or any of its subsidiaries. At the Guarantor’s request, the Beneficiary will cause CSXWT and its subsidiaries to mark clearly in a similar manner any CSX Data specifically identified by the Guarantor as in the possession of CSXWT or any of its subsidiaries.

     (b) Each of the parties hereto agrees that it shall, and shall use commercially reasonable efforts to cause any of their respective affiliates or representatives to, keep all Privileged Materials in its possession confidential and shall not disclose any such Privileged Materials intentionally to anyone other than an Intended Recipient (as defined below); provided, however, such obligation of the Beneficiary shall apply only to CSX Data marked pursuant to Section 14(a) that is in the possession of CSXWT or any of its subsidiaries. The term “Intended Recipient” includes only the following: (i) attorneys and other advisors and other persons who are representing or assisting any of the Guarantor, the Indemnitor, the Purchaser and the Beneficiary and (ii) employees of the parties hereto or any of their respective affiliates, in each case, with respect to the provision of legal services reasonably necessary to analyze legal issues arising now or in the future with respect to the Privileged Materials.

     (c) Each of the parties hereto shall take appropriate steps to protect the confidentiality of documents in its possession containing any Privileged Materials, such as handling and storing such documents appropriately and placing a copy of this Agreement in a highly visible place with files containing any Privileged Materials. In the event of a disclosure by one party hereto, or by any of its affiliates or representatives, in violation of this Agreement, such party shall inform the others immediately and take all reasonable steps available to retrieve the information or documents disclosed and to prevent further disclosure.

     (d) The parties hereto agree that (i) neither the Beneficiary nor the Purchaser shall disclose any CSX Privileged Materials to any person or entity other than an Intended Recipient or the Guarantor, unless disclosure is made pursuant to a lawful order of a court of competent jurisdiction or as part of a proceeding arising out of any dispute between the parties hereto pursuant to the Purchase Agreement or otherwise; provided, that the Beneficiary or the Purchaser shall take all necessary steps to ensure the confidentiality of such disclosed material in such proceeding and such disclosure shall not be deemed to compromise the confidential and/or privileged status of such material, and (ii) neither the Guarantor nor the Indemnitor shall disclose any SL Service Privileged Materials to any person or entity other than an Intended Recipient, the Purchaser or the Beneficiary, unless disclosure is made pursuant to a lawful order of a court of competent jurisdiction or as part of a proceeding arising out of any dispute between the parties hereto pursuant to the Purchase Agreement or otherwise; provided, that the Guarantor shall take all necessary steps to ensure the confidentiality of such disclosed material in such proceeding and such disclosure shall not be deemed to compromise the confidential and/or privileged status of such material.

     (e) Each of the parties hereto shall cooperate to prevent disclosure of any of the Privileged Materials to any third party or in any judicial proceeding or in any matter before any other tribunal other than any proceeding arising out of any dispute between the parties hereto pursuant to the Purchase Agreement or otherwise; provided, that the parties shall take all necessary steps to ensure the confidentiality of such disclosed material in such proceeding and such disclosure shall not be deemed to compromise the confidential and/or privileged status of any of the Privileged Materials with respect to other Persons.

     (f) If the Beneficiary, the Purchaser or any of their respective affiliates or representatives is requested to disclose any CSX Privileged Materials in its possession, the Beneficiary or the Purchaser shall, or shall use commercially reasonable efforts to cause its affiliate or representative to, promptly notify the Guarantor to permit the Guarantor to assert its privileges and seek a protective order or take other action that the Guarantor in its discretion deems appropriate, and the Beneficiary or the Purchaser shall, or shall use commercially reasonable efforts to cause any such affiliate or representative to, cooperate in any such effort to obtain a protective order or other reasonable assurance that confidential treatment shall be accorded such CSX Privileged Materials. If, in the absence of a protective order and after giving of notice to the Guarantor, the Beneficiary, the Purchaser or any of their respective affiliates or representatives is compelled as a matter of law or pursuant to legal process to disclose any of the CSX Privileged Materials in any proceeding, the Beneficiary, the Purchaser or any such affiliate or representative may disclose to the party compelling disclosure only such part of the CSX Privileged Materials as is required by law to be disclosed (in which case, prior to such disclosure, the Beneficiary or the Purchaser shall, or shall use commercially reasonable efforts to cause its affiliate or representative to, advise and consult with the Guarantor and its counsel as to such disclosure and the nature and wording of such disclosure) and the Beneficiary or the Purchaser shall use reasonable efforts to obtain, or cause any such affiliate or representative to obtain, confidential treatment therefor.

     (g) If the Guarantor, the Indemnitor or any of their respective affiliates or representatives is requested to disclose any SL Service Privileged Materials in its possession, the Guarantor or the Indemnitor, as the case may be, shall, or shall use commercially reasonable efforts to cause its affiliate or representative to, promptly notify the Beneficiary and the Purchaser to permit the Beneficiary and the Purchaser to assert their respective privileges and seek a protective order or take other action that the Beneficiary and the Purchaser in their discretion deems appropriate, and the Guarantor or the Indemnitor, as the case may be, shall, or shall use commercially reasonable efforts to cause any such affiliate or representative to, cooperate in any such effort to obtain a protective order or other reasonable assurance that confidential treatment shall be accorded such SL Service Privileged Materials. If, in the absence of a protective order and after giving of notice to the Beneficiary and the Purchaser, the Guarantor, the Indemnitor or any of their respective affiliates or representatives is compelled as a matter of law or pursuant to legal process to disclose any of the SL Service Privileged Materials in any proceeding, the Guarantor, the Indemnitor or any such affiliate or representative may disclose to the party compelling disclosure only such part of the SL Service Privileged Materials as is required by law to be disclosed (in which case, prior to such disclosure, the Guarantor or the Indemnitor, as the case may be, shall, or shall use commercially reasonable efforts to cause its affiliate or representative to, advise and consult with the Beneficiary and the Purchaser and their counsel as to such disclosure and the nature and wording of such disclosure) and the Guarantor or the Indemnitor, as the case may be, shall use reasonable efforts to obtain, or cause any such affiliate or representative to obtain, confidential treatment therefor.

     (h) Notwithstanding the foregoing, none of the parties hereto has any obligation to keep confidential: (i) information that becomes generally available to the public, unless that availability is the result of unauthorized disclosure; or (ii) information that is received from a third party without violation of confidentiality by that disclosing third-party.

SECTION 15. Effective Date. This Agreement shall be effective as of the Closing Date at a time immediately prior to the purchase of the shares of capital stock of the Beneficiary by the Purchaser pursuant to the terms of the Purchase Agreement.

SECTION 16. The Guarantor Guarantee. The Guarantor hereby unconditionally and irrevocably guarantees, as a principal and not as a surety, to each Indemnified Party the prompt and complete payment and performance of the obligations of the Indemnitor, its successors or its and their assigns, arising hereunder when due, whether upon demand or otherwise, (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) or comparable foreign law), whether now in existence or hereafter arising and shall indemnify each Indemnified Party for any costs, charges and expenses incurred by such Indemnified Party in enforcing this Section 16. This Guarantee is one of payment and not of collection. The Guarantor’s liability hereunder is direct, primary and unconditional, and may be enforced by any Indemnified Party without first resorting to any other right, remedy or security, including without limitation any right or remedy against the Indemnitor. The Guarantor agrees that it shall not be entitled to consent to, or receive any notice of, any amendment or modification of, or waiver, release, consent or extension with respect to, or assignment or any agreement giving rise to an obligation of the Indemnitor hereunder that may be made or given as provided hereunder. The Guarantor shall have no right to terminate or revoke this guarantee or to be released or discharged from its obligations hereunder for any reason whatsoever, including, without limitation, any such amendment, or modification of, or waiver, release, consent or extension, any merger, consolidation, sale of assets or change in the ownership of any shares of capital stock of the Indemnitor or any permitted assignment by the

Indemnitor of its right hereunder or any insolvency, bankruptcy, liquidation, reorganization or cessation of existence of the Indemnitor. The Guarantor agrees that this guarantee shall be reinstated if and to the extent that for any reason any payment by or on behalf of the Indemnitor is rescinded or must be otherwise restored, whether as a result of any proceedings in bankruptcy or reorganization or otherwise.

SECTION 17. Amendments and Waivers. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated except by an instrument in writing signed by each of the parties hereto, and any such waiver, discharge or termination shall in no way impair the obligations of the Indemnitor hereunder or the rights of any other party hereto in any other respect or at any other time.

SECTION 18. Survival. All warranties, representations and covenants made by the Indemnitor herein shall be considered to have been relied upon by all the Indemnified Parties and shall survive the execution and delivery of this Agreement, regardless of any investigation made by any of them or on its or their behalf.

SECTION 19. Severability. Any provision of this Agreement that may be determined by any competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and the parties hereto shall negotiate in good faith to replace such prohibited or unenforceable provision by a provision that is not prohibited or unenforceable and has substantially the same effect and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, each of the Guarantor, the Indemnitor, the Purchaser and the Beneficiary hereby waives any provisions of law that renders any provision thereof prohibited or unenforceable in any respect.

SECTION 20. Miscellaneous.

     (a) Governing Law. This Agreement shall in all respects be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that state and without regard to principles of conflicts of laws.

     (b) Specific Performance; Injunctive Relief. In addition to any remedies available at law, each party hereto shall also be entitled to equitable relief, including injunction and specific performance, in the event of any actual or threatened breaches of Sections 12, 13 and 14 of this Agreement by the other party, without the necessity of proof of damages. The parties hereto further agree that disclosure of any of the CSX Privileged Materials in violation of this Agreement would cause the Guarantor imminent and irremediable harm and each of the Beneficiary and the Purchaser hereby consents to allow the Guarantor to seek injunctive relief in any court of competent jurisdiction for an entry of preliminary injunction to prevent such disclosure. The parties hereto further agree that disclosure of any of the SL Service Privileged Materials in violation of this Agreement would cause one or more of the Beneficiary or the Purchaser imminent and irremediable harm and each of the parties hereto hereby consents to allow the Beneficiary or the Purchaser, if threatened with such harm, to seek injunctive relief in any court of competent jurisdiction for an entry of preliminary injunction to prevent such disclosure.

     (c) WAIVER OF JURY TRIAL. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

     (d) Successors and Assigns; Complete Agreement; Headings; Counterparts. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of each of the parties hereto and each reference to any thereof herein shall include a reference to each such successor or permitted assign. Expect as otherwise set forth in the Purchase Agreement, this Agreement embodies the entire agreement and understanding among the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

     (e) Notices. All notices, demands, requests, consents, approvals and other instruments hereunder shall be in writing and shall be deemed to have been properly given if delivered in person, by courier service, by facsimile, by internationally recognized express mail or similar delivery service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or facsimile number (or at such other address or number for a party as shall be specified in a notice given in accordance with this Section):

     if to the Indemnitor or the Guarantor:

CSX Corporation
500 Water Street
Jacksonville, Florida 32202
Fax: (904) 359 3597
Attention: Ellen M. Fitzsimmons, Senior Vice President – Law and General Counsel

     with a copy to:

Arnold & Porter LLP

555 Twelfth Street, N.W.
Washington, DC 20004
Fax: (202) 942 5999
Attention: Steven Kaplan

     if to the Purchaser or the Beneficiary:

SL Service, Inc.
2101 Rexford Road, Suite 250 West
Charlotte, NC 28211
Fax: 704 973 7385
Attention: General Counsel

and

Dubai Ports International FZ Ltd.
P.O. Box 17000
Dubai
United Arab Emirates
Fax: (971-4) 881-5169
Attention: Mohammed Sharaf

     with a copy to:

Sullivan & Cromwell LLP
Nine Queen’s Road Central, 28th Floor
Hong Kong
Telephone: (852) 2826-8688
Facsimile: (852) 2522-2280
Attention: Michael G. DeSombre

     (f) Waiver. No waiver of any of the terms and conditions of this Agreement and no notice to or demand on the Guarantor or the Indemnitor in any case shall entitle the Guarantor or the Indemnitor to any other or further notice or demand in similar or other circumstances or constitute the waiver of any rights of the parties hereto to any other or further action in any circumstances without notice or demand. Except as otherwise provided herein, no failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver hereof; nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     (g) Enforcement. The Guarantor or the Indemnitor agrees to pay all reasonable out-of-pocket costs and expenses as incurred by or on behalf of the Purchaser, the Beneficiary or any Indemnified Party or any successor or assignee thereof upon demand therefor in connection with the enforcement of this Agreement or preservation of the rights herein granted (including the reasonable fees and disbursements of counsel). The Indemnitor agrees that any Indemnified Party or any successor or assignee thereof may bring suit against the Indemnitor without joining the Guarantor or any successor or assign thereof.

     (h) Conflict. In the event of a conflict or inconsistency between the provisions of this Agreement or any document or instrument executed and delivered in connection herewith, the provisions of this Agreement shall prevail over such other conflicting or inconsistent provisions.

     (i) Restriction on Amendment of Residual Liabilities and CSX Obligations. Except as may be required to comply with applicable law or regulation or a final non-appealable order of a court of competent jurisdiction or other governmental authority, each of the Purchaser and the Beneficiary covenants and agrees not to permit or suffer any amendment, modification or addition to the Residual Liabilities and the CSX Obligations that would, or would be reasonably likely to, increase the likelihood of a default thereunder or that would, or would be reasonably likely to, increase the liability of the Beneficiary thereunder. Notwithstanding the immediately preceding sentence, the Beneficiary may amend, modify or supplement any CSX Residual Liability or CSX Obligation so as to reduce the liability of the Beneficiary thereunder.

     (j) Submission to Jurisdiction; Service of Process. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York, New York, and appellate courts from any thereof, and irrevocably waives any objection which it may have at any time to the laying of venue of any suit, action or proceeding arising out of or relating directly or indirectly to this Agreement in such court and irrevocably waives and agrees not to plead any claim that such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement. Each of the parties hereto agrees that a final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding on it and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party irrevocably consents to the service of any and all process in any such suit, action or proceeding and any such service of process shall be deemed effective and sufficient, if delivered to such party pursuant to the notice provisions set forth in Section 20(e) hereof. Nothing in this Section 20(j) shall affect the right of any party to serve legal process in any other manner permitted by law. The consents to jurisdiction set forth in this Section 20(j) shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 20(j) and shall not be deemed to confer rights on any Person other than the parties hereto and hereunder.

     (k) U.S. Currency. All obligations of the Indemnitor shall be payable in United States Dollars and in immediately available funds and any payment in respect of losses or CSX obligations that are denominated in currencies other than United States Dollars shall be paid in a sufficient amount that can be converted at readily available rates of exchange into the appropriate amounts in the other currency or currencies on the date of payment         .

     (l) Notice of Claim. The Beneficiary agrees to deliver notice to the Indemnitor of the assertion in writing of a claim for payment or performance by the Beneficiary of a CSX Covenant as promptly as practicable, but in any event within 10 days after receipt thereof by the Beneficiary, provided that failure by the Beneficiary to give such notice shall not affect the obligations of the Indemnitor hereunder, except if and only to the extent that the Indemnitor shall have been actually prejudiced as a result of such failure.

     (m) Rights of Cure. The Beneficiary agrees to comply with any written request from the Indemnitor seeking the reasonable cooperation of the Beneficiary in the exercise or attempted exercise by the Indemnitor of any right of cure or other remedy that may be available under the CSX Obligations in respect of a CSX Covenant that has been breached or violated, so long as such cooperation shall not expose the Beneficiary to any liability or expense (other than reasonable general overhead expense) and provided that the Indemnitor is in compliance with its obligations hereunder.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers thereunder duly authorized as of the day and year first above written.

BENEFICIARY:

SL SERVICE, INC.

By:

Name:
Title:

PURCHASER:

DUBAI PORTS INTERNATIONAL FZ LTD.

By:
Name:
Title:

INDEMNITOR:

CSX RESIDUAL COMPANY

By:
Name:
Title:

GUARANTOR:

CSX CORPORATION

By:

Name: Michael J. Ward
Title: Chairman, President and
Chief Executive Officer

     The following schedules to the Stock Purchase Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. CSX Corporation will furnish copies of the omitted schedules to the Securities and Exchange Commission upon request.

Schedule I	Seller’s Knowledge
Schedule 1.1A	Exclusions from “Debt” relating to the Payment and Indemnity Agreement
Schedule 1.1B	Summary of Commercial Debt by Operating Entity
Schedule 1.1C	Exclusions from “Working Capital” relating to the Payment and Indemnity Agreement
Schedule 1.1D	Illustration of Working Capital Target
Schedule 2.3	Post-Closing Adjustments
Schedule 3.1	Organization
Schedule 3.2	Authority; Enforceability
Schedule 3.3	Non-Contravention
Schedule 3.4	Governmental Consents
Schedule 3.6	Subsidiaries and Joint Ventures
Schedule 3.7	Financial Information
Schedule 3.8	No Undisclosed Liabilities
Schedule 3.9	Absence of Certain Changes or Events
Schedule 3.10(a)	Contracts
Schedule 3.10(b)	Concession Agreements and Management Contracts
Schedule 3.10(c)	Breach/Default
Schedule 3.11	Compliance with Law; Permits and Licenses
Schedule 3.12	Litigation
Schedule 3.13(a)&(b)	Employees and Labor Matters
Schedule 3.13(f)	Withdrawal Liability
Schedule 3.14	Properties
Schedule 3.15	Proprietary Rights
Schedule 3.16	Taxes
Schedule 3.17	Insurance
Schedule 3.20	Accounts Receivable
Schedule 3.21	Environmental Matters
Schedule 5.1	Conduct of Business Prior to the Closing
Schedule 5.3	Seller Guarantees
Schedule 5.6	Company Names
Schedule 5.7	Intercompany Accounts and Agreements
Schedule 5.10	Transitional Matters
Schedule 5.16	Certain Actions
Schedule 6.1	Severance
Schedule 9.2	Indemnification